NO Act

P.E. 5/5/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16004399

July 21, 2016

Received SEC
JUL 21 2016
Washington, DC 20549

John A. Granda
Stinson Leonard Street LLP
john.granda@stinson.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 7-21-16

Re: H&R Block, Inc.
Incoming letter dated May 5, 2016

Dear Mr. Granda:

This is in response to your letters dated May 5, 2016, June 28, 2016 and June 30, 2016 concerning the shareholder proposal submitted to H&R Block by James McRitchie and Myra K. Young. We also have received letters from James McRitchie dated June 26, 2016 and June 29, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

July 21, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: H&R Block, Inc.
Incoming letter dated May 5, 2016

The proposal requests that the board amend its "proxy access" bylaw provisions in the manner specified in the proposal.

We are unable to conclude that H&R Block has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that H&R Block's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that H&R Block may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

June 30, 2016

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of James McRitchie and Myra K. Young
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On May 5, 2016, we submitted a letter, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons set forth in that letter, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted on March 21, 2016 by James McRitchie and Myra K. Young (Mr. McRitchie and Ms. Young, together with their designated proxy John Chevedden, referred to herein as the "Proponent"), for inclusion in the proxy materials ("2016 Proxy Materials") that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "Initial No-Action Request").

On June 26, 2016, I received a copy of a letter from Mr. McRitchie to the Staff attempting to rebut the basis for the Initial No-Action Request. We responded to his June 26 letter on June 28, 2016 ("HRB Supplement"). On June 29, 2016, Mr. McRitchie provided a copy of a second letter to me that he sent to the Staff seeking to rebut the views expressed in the HRB Supplement ("McRitchie June 29 Letter").

The attempted rebuttal in the McRitchie June 29 Letter is that he sees a substantive distinction between the Newell Rubbermaid No-Action Letter (where the registrant adopted a new proxy access bylaw after a proxy access proposal was submitted) and the Company's situation where the Proposal seeks to amend the Company's Proxy Access Bylaw. This distinction is not only not logically supportable but, as described below, the McRitchie June 29 Letter effectively acknowledges that the Proposal has already been substantially implemented.

Mr. McRitchie contends that the application of Rule 14a-8(i) should be based solely on the extent to which the Company is going to amend its Proxy Access Bylaw to add the four requirements in the Proposal, and completely ignores the issue of whether the

Company's current Proxy Access Bylaw, in relation to the Proposal, substantially implements the essential objectives of proxy access. Mr. McRitchie's approach would render the Rule 14a-8(i)(10) exemption inapplicable to even minor changes to an existing bylaw and would run afoul of the SEC's interpretive change in 1983 to focus on substantial implementation rather than fully effecting all changes. Exchange Act Release 20,901 (Aug. 16, 1983). The predecessor to the Rule 14a-8(i)(10) exemption was Rule 14a-8(c)(10) on mootness, which had been interpreted to mean that "a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal because the proposal has not been "fully effected." Exchange Act Release 19,135 (Oct. 14, 1982). In 1982, the Commission stated it was considering changing the standard to substantial implementation because it believed that the current ["fully effected"] interpretation may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process." Id. In 1983, the Commission stated that "the previous formalistic interpretation [i.e., "fully effected"] defeated its purpose" and adopted the interpretive standard of "substantial implementation." Exchange Act Release No. 20,091 (Aug. 16, 1983). This exclusion was renumbered as Rule 14a-8(i)(10) in 1998 and its wording was changed to incorporate the 1983 interpretive change to exclude proposals that had been "substantially implemented." Exchange Act Release No. 40,018 (May 21, 1998).

The proxy access proposal in Newell Rubbermaid is substantively identical to the Proposal in that contemplated: (i) the number of shareholder nominated candidates eligible to appear in the proxy materials should be 25% of the directors then serving, or two, whichever is greater; (ii) loaned shares should be counted toward the required 3% ownership threshold regardless of the number of days of advance notice needed to recall such shares; (iii) there were no limitations on the number of shareholders that could aggregate their shares to achieve the required 3% ownership; and (iv) there were no limitations on the renomination of shareholder nominees based on the percentage of votes received in any election (i.e., "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or renominations"). The proxy access bylaw adopted by Newell Rubbermaid with regard to these four matters contained exactly the same limitations as the Company's Proxy Access Bylaw. Yet, in addressing the Newell Rubbermaid No-Action Letter, the last sentence of the third full paragraph of page two of the McRitchie June 29 Letter states that "[b]ased on the idea that most of his [i.e. the proponent in Newell Rubbermaid] request had been fulfilled, Staff determined his proposal had been substantially implemented."

The basis for the Staff's conclusion in Newell Rubbermaid that the proxy access proposal had been substantially implemented should be equally applicable either to a new proxy access bylaw or a request to amend an existing proxy access bylaw. In either case, the issue is whether the proposal has already been substantially implemented and, if so, there is no need to include it in the registrant's proxy materials because the essential objectives of the proposal have already been favorably acted upon by the board and management.

We believe that the Newell Rubbermaid No-Action Letter is directly on point and there is no credible distinction in its application to the Proposal. In addition, the other no-action letters cited in the Initial No-Action Request, together with the views expressed therein and in the HRB Supplement and this letter, collectively carry the Company's burden under Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully reiterate our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2016 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

JAG:pm

cc: John Chevedden (as proxy for James McRitchie and Myra Young)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

June 29, 2016

Re: H&R Block, Inc.
Shareholder Proposal submitted by James McRitchie & Myra Young
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the June 28, 2016 letter submitted to the Securities and Exchange Commission (SEC) by John A Granda on behalf of H&R Block, Inc. ("H&R Block" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

The Proposal may not be excluded under Rule 14a-8(i)(10) because H&R Block has failed to demonstrate substantial implementation of the 2016 proposal.

The Company's most recent letter contends that staff previously "concluded that a proxy access proposal had been substantially implemented, even though the bylaw in question, like the Company's Proxy Access Bylaw, included each of the same requirements which are the subject of the Proposal." The Company cites Newell Rubermaid, Inc. (Mar. 9, 2016).

Again, the Company cites another no-action letter issued where a company had substantially implemented a proxy access proposal submitted *before* a company had adopted a proxy access bylaw, whereas the Proposal was submitted *after* the Company adopted a proxy access bylaw. This is not a distinction without any substantive difference.

Proponents get 500 words to make their case when filing Rule 14a-8 proposal. If we want bylaws like those envisioned by vacated Rule 14a-11, we cannot possibly discuss all the relevant provisions within that limited framework. If I ask a company to amend its bylaws to provide for proxy access, listing several suggested provisions and they implement most of them, I can understand how one might reasonably argue the request has been substantially implemented.

However, if a company has already adopted proxy access bylaws and I ask that four revisions be made, it is not substantial implementation *of the second request* if the company has implemented none of those suggested revisions.

The regulatory framework of Rule 14a-8(i)(10) does not contemplate combining proposals from prior years with current proposals. Since each proposal must stand on its own, the scope of a no-action determination should also be limited to examining the Proposal in question as regards the Company's requested action, not the Proposal in combination with whatever past proposals may have been submitted to the Company.

The Company's June 28, 2016 letter cites the March 9, 2016 no-action decision granted in *Newell Rubbermaid* (February 11, 2016) where proxy access bylaws were deemed to have satisfied the essential objectives of John Chevedden's November 11, 2015 proposal, despite variations. As can easily be seen by noting the dates, Mr. Chevedden submitted his proposal to Newell Rubbermaid long before that company adopted its proxy access bylaws. Based on the idea that most of his request had been fulfilled, Staff determined his proposal had been substantially implemented.

The circumstances surrounding the current Proposal are substantially different. H&R Block had already adopted proxy access bylaws when I wrote my proposal. I am requesting shareholders and the Board to consider amendments.

One of several citations in *Newell Rubbermaid* was that of *Texaco, Inc.* (Mar. 28, 1991). In the words of the Company's June 28, 2016 letter quoting that determination:

> The Staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal."

As explained in my letter of June 27, 2016 the Company's adopted policies do *not* compare favorably with the guidelines of the proposal. To reiterate one example, that of the ability to aggregate shares, consider the following.

The Company argues that its provision, which places a twenty-shareholder limit on the size of a nominating group, "is permitted and does not foreclose no-action relief under Rule 14a(i)(10)."

Yes, companies are "permitted" to have bylaws restricting the size of a nominating group. Companies could limit the size of a nominating group to one. Of course, bylaws allowing no form of proxy access are also permitted.

However, no-action "relief" in this case is not predicated on whether or not companies *can* have such restrictions but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because removing the cap would have *insubstantial* consequences.

The Council of Institutional Investors researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

In contrast to the Company's adopted bylaws, the Proposal seeks to allow nomination by "a shareholder or an unrestricted number of shareholders forming a group." There is obviously an infinite difference between limiting shareholder groups to 20, instead of an unlimited number.

Rule 14a-8(g) places the burden of proof on the Company to provide evidence that, in the words of *Texaco, Inc.*, "[the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Nowhere in its Letter does the Company explain how its aggregation limit of twenty shareholders compares favorably with the unlimited aggregation limit specified in the Proposal.

Few expect mainstream mutual funds, like Vanguard or Fidelity, to join in proposing proxy access candidates at companies. Such funds have not filed shareholder proposals, so are very unlikely to file for proxy access candidates. Most discussions of such future activism have focused on union, socially responsible and public sector funds.

Looking at H&R Block shareholders, according to lionshares.com, the largest such fund that files shareholder proposals is the California Public Employees Retirement System, which owns 0.29% of the Company's common stock. New York State Common Retirement Fund owns 0.27%, New York Teachers Retirement Systems owns 0.23%, California State Teachers Retirement System owns 0.22%, State Board of Administration of Florida owns 0.15%, Teachers Retirement System of the State of Kentucky owns 0.15%, the Retirement Systems of Alabama own 0.10%, State of Wisconsin Investment Board owns 0.08%, Employees Retirement System of Texas owns 0.07%, Tennessee Consolidate Retirement System owns 0.07%, Illinois State Retirement Board of Investment owns 0.06%, Ohio Public Employees Retirement System owns 0.04%.

Combining all the shares of the top twelve funds in the categories likely to participate in proxy access, even though many of these have never filed shareholder proposals, yields only 1.73%. Even if eight more such funds could be found holding 0.04% each, the top twenty would only hold 2.05% of H&R Block's shares, falling far short of meeting the Company's requirements for proxy access. Their bylaws do not "compare favorably with the guidelines of the proposal" because their bylaws provide proxy access in name only. Implementation would be about as rare as immaculate conception.

Based on the facts, as stated above, H&R Block has *not* met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that H&R Block may exclude the Proposal under Rule 14a-8(i)(10).

Please do not hesitate to contact me with any questions regarding the Proposal by emailing me at jm@corpgov.net.

Sincerely,



James McRitchie, H&R Block Shareholder and Publisher of CorpGov.net

cc: John Chevedden, ***FISMA & OMB Memorandum M-07-16***
Scott W. Andreasen, scott.andreasen@hrblock.com
John A Granda, john.granda@stinson.com



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

June 28, 2016

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of James McRitchie and Myra K. Young
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On May 5, 2016, we submitted a letter, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons set forth in that letter, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted on March 21, 2016 by James McRitchie and Myra K. Young (Mr. McRitchie and Ms. Young, together with their designated proxy John Chevedden, referred to herein as the "Proponent"), for inclusion in the proxy materials ("2016 Proxy Materials") that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "Initial No-Action Request").

On June 26, 2016, I received a copy of a letter from Mr. McRitchie to the Staff attempting to rebut the basis for the Initial No-Action Request. He maintains that the Company has not met the burden of demonstrating that it has substantively implemented the Proposal. However, the Initial No-Action Request cited extensive no-action letters which completely support the conclusion that the Company's Bylaws already substantially implement the Proposal. His real objection is with the policy underlying the no-action letters we cited rather than their proper application in addressing the four points of factual difference between the Proposal and H&R Block's Bylaws.

He attempts to distinguish the no-action letters we cited on the basis that they were decided in the context of adopting a new bylaw, rather than amending an existing bylaw, and that rejecting our request would not result in repudiating those earlier no-action letters. However, that argument is predicated on a distinction without any substantive difference and would elevate mere form over the reality that these four factual distinctions are not sufficient to conclude that the essential objectives of the Proposal have not been implemented. We reiterate that the Staff concluded that a proxy access proposal had been substantially implemented, even though the bylaw in question, like the Company's Proxy Access Bylaw, included each of the same requirements which are the subject of the Proposal. See Newell Rubermaid, Inc. (Mar. 9, 2016).

We also note that Mr. McRitchie attempts to recharacterize the basis for our conclusions as: "an agreement to withdraw a proposal in one year allows the Company to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in future proposals." That is clearly not the case, as demonstrated by the language he quotes from our letter that immediately follows his recharacterization.

> Because the Company's Proxy Access Bylaw compares favorably to, and implements the essential objectives of, the 2015 Proposal _and the Proposal_, both collectively and _individually_, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10)." (emphasis supplied)

We believe that the Initial No-Action Request, as supplemented by this letter, and the no-action precedent on which it is based, reflect sound policy and a proper interpretation of Rule 14a-8(i)(10). When, as here, a registrant has taken the initiative to amend its bylaws to substantially implement the essential objectives of a proxy access bylaw, or a proposed amendment to a previously adopted proxy access bylaw, shareholders should not have to consider such matters that have already been favorably acted upon by the board and management and can thereby avoid the unnecessary burden and expense that would otherwise be incurred by the registrant.

CONCLUSION

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully reiterate our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2016 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

JAG:mp

cc: John Chevedden (as proxy for James McRitchie and Myra Young)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

June 26, 2016

Re: H&R Block, Inc.
Shareholder Proposal submitted by James McRitchie & Myra Young
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the May 5, 2016 letter submitted to the Securities and Exchange Commission (SEC) by John A Granda on behalf of H&R Block, Inc. ("H&R Block" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

The Proposal may not be excluded under Rule 14a-8(i)(10) because H&R Block has failed to demonstrate substantial implementation of the 2016 proposal.

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

---

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

In reviewing the analysis portion of the Company Letter, you will find no basic disagreement with the above history, excluding the anomalous no-action letters granted by Staff beginning March 12, 2016, which carved out a new and unprecedented definition of "substantially implemented" without the benefit of a rulemaking, public comments, or review by the Commission.

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial prior to 1990. In 1980 Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. But the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988 Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing a series of no-action letters on proxy access proposals. The SEC's about-face may

---

[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors l0%"); 3M Co. (Feb. 27, 2008) (same).

have been prompted by powerful boards and CEOs who feared that "private ordering," through shareowner proposals, was about to begin in earnest. That about-face was temporarily halted with the decision in *AFSCME v AIG* (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12th Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12th contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred.

As the person who drafted the specific terms of the template used in each of the proposals where Staff granted no-action letters on February 12th, I assure you the essential purpose was *not* to obtain watered-down versions of proxy access. An earlier proxy access proposal template was revised to ensure the forms of proxy access obtained would more closely align with the essential elements defined by the SEC's vacated Rule 14a-11 and best practices as outlined by the Council of Institutional Investors (CII), whose members hold more than $3 trillion in assets, (Proxy Access: Best Practices, August 2015).

2015 Proxy Access Proposal

The Company's letter focuses primarily on a 2015 proposal that I submitted when the Company had no proxy access bylaws, not on the Proposal submitted on March 21, 2016 seeking revisions to those bylaws. Their legal counsel appears to argue that an agreement to withdraw a proposal in one year allows the Company to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in future proposals. However, they cite no prior no-action letters granted on such basis.

> Because the Company's Proxy Access Bylaw compares favorably to, and implements the essential objectives of, the 2015 Proposal and the Proposal, both collectively and individually, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10).

The 2015 proposal's terms did not focus on 3% held for 3 years, as seems to have been the case by Staff granting the no-action letters on February 12th. It would be a lot easier and clearer if proponents could just reference the SEC's vacated Rule 14a-11 and request boards implement proxy access as close a practical to that vacated rule, within the limitations of the existing regulatory framework. In California, all regulations must meet the "clarity" standards of the Procedure Act and they are reviewed by the Office of Administrative Law for compliance to those standards. Apparently federal regulations are too vague to be cited in proposals, even regulations that have not been vacated.

For example, on March 30, 2012 Staff issued a no-action letter on Dell, which included the following:

> There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Dell's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Dell would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). (Dell, March 30, 2012, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/jamesmcritchie033012-14a8.pdf)

If proponents cannot cite federal rules for something as simple as eligibility requirements, we certainly cannot cite a vacated Rule 14a-11 to describe the features that should be contained in proxy access bylaws. Instead, for the 2015 proxy season most proxy access advocates filed fairly generic proposals, describing little more in the way of specifics than that shareholders must hold 3% of the company's common stock for at least three years.

The primary objective last year of many shareholder advocates was to begin a tidal wave of proxy access adoptions, even flawed adoptions, to get the process rolling. Quality was not as important as quantity. At early adopting companies, such as H&R Block, I was willing to withdraw proposals even where boards limited shareholder groups to 20 and allowed access to 20%.

After we knew we had significant momentum, we tried to get back to the provisions of the vacated Rule 14a-11 when negotiating with companies. However, knowing the history of no-action decisions under Rule 14a-8(i)(10) and especially after Staff granted no-action relief to General Electric, it was obvious that proposals with little specificity were vulnerable to being watered down.

In the case of General Electric, the company implemented proxy access with the same ownership threshold, holding period, and cap on shareholder nominees as requested by the proposal but added a group limit of 20 shareholders. That was consistent with prior decisions under Rule 14a-8(i)(10) because the shareholder proposal was silent on the issue of group size limits.

To remedy the situation, several of us began submitting proposals with greater specificity, including provisions to deny group caps, ensuring a minimum of two directors, and ensuring that restrictions that do not apply to other board nominees should not be imposed on shareholder nominees. This strengthened our hand in negotiations and we were able to win better terms for an agreement to withdraw.

Staff Drops a Bomb, Reinterpreting Rule 14a-8(i)(10)

The positive negotiating position that came with greater specificity of terms in proxy access proposals largely evaporated after February 12th when Staff issued no-action letters that appear to have found that the only essential provisions to initial proxy access bylaws are 3% of shares held for 3 years. Contrary to prior no-action opinions, Staff ignored the fact that shareholder proposals specified various other terms: 25% of the board, no group limitations, etc.

One Step Forward; Two Steps Back

Last year the SEC took a small step in the right direction after my appeal of a no-action decision involving Whole Foods Market, and howls of protest from more influential shareholders, led the SEC Chair White to call for a review of (i)(9) and an end to "gaming" the system. After seeking comment and suspending no-action opinions on that subdivision, Staff Legal Bulletin No. 14H (CF) was issued to clarify the exclusion under subdivision (i)(9) applied only "if a reasonable shareholder could not logically vote in favor of both proposals."

Now Staff is apparently 'protecting' shareholders from having to compare bylaws adopted by boards of directors, in response to shareholder proposals, with the terms requested by the shareholder. Would that task be too confusing for shareholders? Staff declared 'substantial implementation' of proxy access even where dramatic differences occur between what is specifically requested and what has been granted. This appears to be the same 'gaming the system' that Chair White warned against last year.

Before the suspension and clarification of (i)(9) last year, Staff had begun allowing issuers to omit shareholder proposals from the proxy and include their own, if their proposals were on the same subject. At least shareholders got to vote on the changes proposed by management.

Since SLB 14H and the February 12th no-action letters, SEC Staff has essentially announced a new game in town. Boards are now advised that when their company receives a proxy access proposal, they can simply adopt language on their own.

Boards do not need approval from shareholders.

If a board adopts proxy access that allows shareholders with 3% of common stock held for three years to nominate a director, they have met their "essential" purpose. Therefore, a shareholder proposal requesting proxy access bylaws can be omitted. Since most boards do not have to put bylaws up to a vote by shareholders, any remnant of direct democracy is eliminated. Gaming the system has become even easier after February 12th than it was before SLB 14H.

If Chair White were to suspend no-action opinions based on Rule 14a-8(i)(10) and call for a review of the history of that subdivision, Staff would find a very similar situation to what they found in investigating the evolution of how (i)(9) was interpreted. Starting out narrowly, Staff gradually widened the exemption far beyond its original intent. J. Robert Brown, a member of the SEC's Investor Advisory Committee has already done much of this review in his Comment Letter on Rule 14a-8(I)(10), Securities & Exchange Commission, June 18, 2015 (June 18, 2015). See U Denver Legal Studies Research Paper No. 15-26, available at SSRN at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2620417.

The Way Forward Without Gaming the System

There is an easy remedy to restore some semblance of accountability to shareholders. Go back to Staff's interpretation of Rule 14a-8(i)(10) as it existed before February 12th.

No-action letters "reflect only informal views" and are do not set precedent. Included with some no-action letters is the following statement: "SEC staff reserves the right to change the positions reflected in prior no-action letters."

However, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since it requests changes to existing bylaws, not adoption of initial proxy access bylaws.

"Essential Elements" of the Proposal

According to the Company letter, "The essential objective of the 2015 Proposal and the Proposal is that the Company allow for a meaningful and usable proxy access right. The Bylaws of the Company, as amended on June 17, 2015, implemented such a proxy access right."

As the proponent, I was well aware of the Company's June 17, 2015, proxy access bylaws when I filed my Proposal on March 21, 2016, seeking *revisions* to those bylaws. With regard to the applicability of Rule 14a-8(i)(10), Staff must assess if the 2016 Proposal, not the 2015 proposal, has been substantially implemented.

I will address these essential elements below in order of appearance in the Company Letter.

Number of Proxy Access Nominees

The Proposal seeks to allow shareholders to nominate one quarter of the directors then serving, or two, whichever is greater. However, the Company bylaws provide that shareholder-nominated candidates cannot exceed 20% of the number of directors in office.

Although both one quarter and 20% yield two nominees with the current board size, the Company fails to meet an essential element of the Proposal, which would ensure a more substantive proportion of shareholder nominees allowed on the proxy, even if the number directors changes. According to CII (Proxy Access: Best Practices, August 2015):

> ...it is important that shareowner nominees have meaningful representation on the board and that one director is insufficient to achieve that goal. Having at least two nominees helps ensure that the nominees, if elected, can serve on multiple committees and have greater opportunities to bring an independent perspective into board decisions.

Under the existing proxy access bylaws, if the Company lowers the number of directors to nine, shareholders would only be able to nominate one director. The Company has not met the burden of proof required by Rule 14a-8(g).

Treatment of Loaned Shares

The Proposal seeks to allow loaned securities to be counted toward the ownership threshold if the nominating shareholder or group represents it has the legal right to recall those securities for voting purposes, will vote those securities at the annual meeting, and will hold those securities through the date of that meeting. However, the Company bylaws provide all such securities must be recallable within three business days.

In drafting now vacated Rule 14a-11, the SEC found that share lending is a common practice, and that loaning securities to a third party is not inconsistent with a long-term investment in a company. Three days is a common timeframe in contracts for recalling securities but so is five days. Other timeframes may also be used. The Company's current bylaws allow only securities that can be recalled within three days to be counted toward the ownership threshold for proxy access. As the proponent, I was well aware of the limitation of that bylaw provision restricting the number of shares that can be counted.

According to CII (Proxy Access: Best Practices, August 2015):

> CII has supported a requirement that nominating shareowners or each member of nominating group may include securities that have been loaned to a third party, provided that the participant represents that it has the legal right to recall those securities for voting purposes and will vote the securities at the shareowner meeting, accompanied by a representation that the participant will hold those securities through the date of the annual meeting.

The Company fails to meet an essential element of the Proposal, which would ensure shareholders can meet the ownership threshold by including all loaned securities in their that can be recalled for voting at the annual meeting, not just those where the contract specifies the shareholder can recall loaned shares within three business days. The Company has not met the burden of proof required by Rule 14a-8(g).

Aggregation of Shares

Here the Company argues that its provision, which places a twenty-shareholder limit on the size of a nominating group, "is permitted and does not foreclose no-action relief under Rule 14a(i)(10)."

Yes, companies are "permitted" to have bylaws restricting the size of a nominating group. Companies could limit the size of a nominating group to one. Of course, bylaws allowing no form of proxy access are also permitted.

However, no-action "relief" in this case is not predicated on whether or not companies can have such restrictions but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because removing the cap would have insubstantial consequences.

CII researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

In contrast to the Company's adopted bylaws, the Proposal seeks to allow nomination by "a shareholder or an unrestricted number of shareholders forming a group." There is obviously an infinite difference between limiting shareholder groups to 20, instead of an unlimited number.

The Company provides no evidence that a standard limiting nominating groups meets the essential purpose of the Proposal, which is to allow shareholders to combine together in groups of unlimited number to achieve the required holdings.

The Company has not met the burden of proof required by Rule 14a-8(g).

Renomination

Company bylaws place restrictions on the renomination of shareholder nominees based on the percentage of total votes cast. The Proposal requests the removal of these restrictions. According to CII (Proxy Access: Best Practices, August 2015):

> CII believes that since resubmission requirements aren't applicable to management's candidates, they shouldn't apply to candidates suggested by shareowners.

When drafting the now vacated Rule 14a-11, the SEC considered, but rejected, imposing such restrictions. The SEC did not believe it was necessary or appropriate to include a limitation on the use of proxy access by nominating shareowners or groups that have previously used proxy access. The SEC also found that such a limitation would not facilitate shareowners' traditional state law rights and would add unnecessary complexity.

The Company provides no evidence that a standard limiting the renomination of shareholder nominees meets an essential purpose of the Proposal, which is to facilitate renomination of shareholder nominees without requiring them to meet specified voting thresholds.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

The series of no-action letters issued by Staff on February 12 and subsequently are anomalous in their prior interpretation of what constitutes substantial implementation and what constitutes the essential elements of my proxy access template. The essential elements of a proposal are the specifications called out in the proposal, just as they would be in a contract.

If I am building a house and specify in the contract that the furnace must meet an annual fuel-utilization-efficiency (AFUE) rating of 95% but the contractor installs one with an 80% AFUE rating, they have not met the essential terms of the contract. Based on the anomalous no-action letters of February 12th, if Staff were issuing an informal opinion on substantial implementation, they would apparently argue the quality of the furnace does not matter. They arbitrarily deem only a roof and walls to be essential elements of a house.

Under Rule 14a-8(i)(10) boards are free to adopt elements that do not conflict with those requested in a shareholder proposal. If a proposal specifies a range, boards can select a percentage at the high end. Unless specified, boards can round down to the nearest whole number instead of rounding up to arrive the appropriate number of shareholder nominees for a specified percentage of the board. However, boards should not be entitled under Rule 14a-8(i)(10) to round an infinite number of shareholders forming a group down to 20. That is not substantial implementation.

The anomalous no-action letters issued on February 12 and subsequently provide no evidence why 3% of shares is considered an essential element to proxy access but having no cap on the number allowed to form a group is not. There is a world of difference between a group of twenty, which research by the Council of Institutional investors concludes *cannot be reached* by its members at most companies, and an unlimited group. One set of bylaws can actually be implemented; the other cannot. Proxy access bylaws that cannot be implemented serve no purpose other than to provide an illusion.

Although I hope Staff will change the position reflected in prior no-action letters of what constitutes the essential elements of proxy access, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since it requests changes to existing bylaws, not adoption of initial proxy access bylaws. The no-action letters cited in the Company letter reference proposals seeking initial adoption of proxy access bylaws. In contrast, the 2016 Proposal seeks revisions to existing proxy access bylaws.

Reasonable people can differ as to what constitutes substantial implementation of proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2016 Proposal recommends changes in four substantive areas with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws that specify more burdensome requirements than those requested in the Proposal cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, H&R Block has *not* met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that H&R Block may exclude the Proposal under Rule 14a-8(i)(10).

Please do not hesitate to contact me with any questions regarding the Proposal by emailing me at jm@corpgov.net.

Sincerely,



James McRitchie, H&R Block Shareholder and Publisher of CorpGov.net

cc: John Chevedden,***FISMA & OMB Memorandum M-07-16***
Scott W. Andreasen, scott.andreasen@hrblock.com
John A Granda, john.granda@stinson.com



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

May 5, 2016

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of James McRitchie and Myra K. Young
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted on March 21, 2016 by James McRitchie and Myra K. Young (Mr. McRitchie and Ms. Young, together with their designated proxy John Chevedden, referred to herein as the "Proponent"), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials").

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days prior to the date on which the Company intends to file its definitive 2016 Proxy Materials. Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2016 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

SUMMARY OF THE PROPOSAL

The Proposal asks the Company's Board of Directors (the "Board") to adopt and present for shareholder approval, revisions to the Amended and Restated Bylaws of the Company (the "Bylaws") with regard to the "proxy access" bylaw adopted by the Board on June 17, 2015, to ensure the following:

- the number of shareholder-nominated candidates eligible to appear in proxy materials should be one quarter of the directors then serving or two, whichever is greater;
- loaned securities should be counted toward the ownership threshold if the nominating shareholder or group represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the annual meeting, and will hold those securities through the date of that meeting;
- there should be no limitations on the number of shareholders that can aggregate their shares to achieve the required 3% ownership to be an "Eligible Shareholder;" and
- there should be no limitation on the renomination of shareholder nominees based on the number of percentage of votes received in any election.

A full copy of the Proposal is attached as Exhibit A hereto. In addition, pursuant to *Staff Legal Bulletin No. 14C* (June 28, 2005), relevant correspondence exchanged with the Proponent regarding the Proposal is attached as Exhibit B hereto.

BASIS FOR EXCLUSION

The Proposal has been substantially implemented and may be properly excluded pursuant to Rule 14a-8(i)(10) of the Exchange Act. The Company received a shareholder proposal from the same Proponent on March 27, 2015 requesting adoption of a proxy access bylaw (the "2015 Proposal"). A full copy of the 2015 Proposal is attached as Exhibit C hereto. On June 17, 2015, following the Board's consideration of the 2015 Proposal, the Board implemented "proxy access" by adding a new Section 21 to its Bylaws (the "Company's Proxy Access Bylaw"). The Company's Proxy Access Bylaw permits a shareholder, or a group of up to twenty shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholders and nominees satisfy certain disclosure and procedural requirements.

The Company filed a Form 8-K on June 18, 2015 (attached as Exhibit D hereto) to inform the public and the Company's shareholders of the adoption of the Company's Proxy Access Bylaw. On June 24, 2015, the Company informed the Proponent of the same and requested that the Proponent withdraw the 2015 Proposal because the purpose of the 2015

Proposal had been fulfilled, given that the key provisions in the Company's Proxy Access Bylaw were substantially consistent with the 2015 Proposal. Subsequently, the Company and the Proponent corresponded regarding the Proponent's concerns and questions regarding the application of various provisions of the Company's Proxy Access Bylaw. On July 8, 2015, the Proponent notified the Company that the Proponent formally withdrew the 2015 Proposal based on the Company's representation that it intended to nominate 10 directors at its 2015 Annual Meeting of Shareholders, in which case, the number of shareholder-nominated candidates eligible to appear in the Company's proxy materials under the Company's Proxy Access Bylaw would be the same as the number eligible under the 2015 Proposal. A copy of the relevant correspondence regarding the 2015 Proposal is attached as Exhibit E hereto.

Because the Company's Proxy Access Bylaw compares favorably to, and implements the essential objectives of, the 2015 Proposal and the Proposal, both collectively and individually, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented

A. Rule 14a-8(i)(10) Background

The Bylaws of the Company have already substantially implemented proxy access by providing a procedure under which one or a group of up to 20 shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy materials shareholder-nominated director candidates.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose." Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation by an amendment to Rule 14a-8 adopted in Exchange Act Release No. 40018 at n. 30 (May 21, 1998).

The Staff has specifically addressed substantial implementation in the context of proxy access. The Staff has concluded that proposals calling for a shareholder proxy access bylaw could be excluded as substantially implemented where the company had adopted a bylaw with the same stock ownership amount and length of ownership threshold called for by the proposal, even though the company's bylaw included certain procedural limitations or restrictions that were inconsistent with or not contemplated by the proposal. *See, e.g., Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Company* (Mar. 21, 2016); *Quest Diagnostics* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Company* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (Mar. 3, 2016); *Public Service Enterprise Group, Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Xylem, Inc.* (Mar. 3, 2016); *The Wendy's Company* (Mar. 2, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corporation* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grunman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016); and *The Western Union Co.* (Feb. 12, 2016).

Only where the ownership threshold percentage differed between the bylaw (5%) and the proposal (3%) did the Staff not permit exclusion. *See Flowserve Corporation* (Feb. 12, 2016); *NVR, Inc.* (Feb. 12, 2016); *SBA Communications Corporation* (Feb. 12, 2016).

We note in particular that the Staff concurred that a proxy access proposal had been substantially implemented, even though the bylaw in question, like the Company's Proxy Access Bylaw, included each of the same requirements which are the subject of the Proposal. *See Newell Rubbermaid Inc.* (Mar. 9, 2016).

B. The Bylaws of the Company Substantially Implement the Proposal

The essential objective of the 2015 Proposal and the Proposal is that the Company allow for a meaningful and usable proxy access right. The Bylaws of the Company, as amended on June 17, 2015, implemented such a proxy access right.

In particular, the Company's Proxy Access Bylaw already addresses each element of the Proposal as follows:

- <u>Number of Proxy Access Nominees:</u>

  The Proposal requests that "[t]he number of shareholder-nominated candidates eligible to appear in proxy materials should be one quarter of the directors then serving or two, whichever is greater."

This provision is already substantially implemented in Section 21(c) of the Bylaws, which provides that the number of shareholder-nominated candidates cannot exceed 20% of the number of directors in office. The current size of the Company's Board is 11 directors, meaning that not more than two shareholder-nominated candidates could appear in the Company's proxy materials, the same number as could appear under the Proposal. More specifically, the Company's Proxy Access Bylaw specifies that the number of shareholder-nominated candidates appearing in the Company's proxy materials cannot exceed 20% of the Board (rounded down to the nearest whole number), which results in a maximum of two shareholder-nominated candidates and satisfies the request set forth in the Proposal that the number of shareholder-nominated candidates be the greater of one quarter of the directors or two. Thus, the Company's Proxy Access Bylaw already effectively implements this term in the Proposal.

Consistent with the foregoing analysis, the Staff has recently concurred in the exclusion of proxy access proposals with this same proposed term when the company already limited the number of shareholder-nominated candidates to 20% of the number of directors in office. *See, e.g., Eastman Chemical Company* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *UnitedHealth Group Inc.* (Feb. 12, 2016); *Western Union Co.* (Feb. 12, 2016).

- Treatment of Loaned Shares:

    The Proposal requests that, "[l]oaned securities should be counted toward the ownership threshold if the nominating shareholder or group represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the annual meeting, and will hold those securities through the date of that meeting."

    This provision is already substantially implemented in Section 21(e) of the Bylaws, which provides that a "person's ownership of shares shall be deemed to continue during any period in which...the person has loaned such shares, provided that the person has the power to recall such loaned shares on three business days' notice." Consequently, under the existing Bylaws, recallable loaned shares count towards the ownership threshold, assuming the three business days' notice requirement is met. Thus, the Company's Proxy Access Bylaw already effectively implements this term in the Proposal.

    We note that loaned shares count towards the ownership threshold in most of the proxy access provisions adopted by companies to date, subject to certain conditions. Where loaned shares count towards the ownership threshold, most of these provisions require that the nominating shareholder has the power to recall the loaned shares within a specific timeframe (typically, on three business days' notice, such as required under the Company's Proxy Access Bylaw), or may terminate the share lending within a specified time frame. As noted above, the Staff has generally agreed that a proxy access proposal will be deemed to have been substantially implemented even if the company, in addressing the subject matter of the proposal, imposes procedural requirements or limitations that were inconsistent with or not contemplated by the proposal. In this regard, we note in particular that the Staff has concurred in the exclusion of proxy access proposals with similar proposed terms for recallable loaned shares when the company bylaws counted loaned shares recallable on three business days' notice towards the ownership threshold. *See, e.g., Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Company* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *ITT Corp.* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016).

- Aggregation of Shares:

  The Proposal requests that "[t]here should be no limitations on the number of shareholders that can aggregate their shares to achieve the required 3% ownership to be an 'Eligible Shareholder.'"

  Section 21(d) of the Bylaws already allows for the aggregation of shares as "the shares of common stock owned by one or more shareholders, or by the person or persons who own shares of the corporation's common stock and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed twenty."

  A limitation on the number of eligible shareholders who may aggregate their stock ownership for voting on proxy access is permitted and does not foreclose no-action relief under Rule 14a-8(i)(10). In fact, the Staff has concurred in the exclusion of proxy access proposals with unrestricted aggregation when the company already allowed for aggregation but limited the number of eligible shareholders who may aggregate ownership at 20. *See, e.g., Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Company* (Mar. 21, 2016); *Quest Diagnostics* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Company* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (Mar. 3, 2016); *Public Service Enterprise Group, Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Xylem, Inc.* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental*

Holdings, Inc. (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corporation* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grunman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016).

- <u>Renomination:</u>

  The Proposal requests that "[t]here should be no limitation on the renomination of shareholder nominees based on the number or percentage of votes received in any election."

  Section 21(k) of the Bylaws states that, "[a]ny Shareholder Nominee who is included in the corporation's proxy materials for a particular meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting, or (ii) receives votes in favor of his or her election representing less than 25 percent of the total votes cast with respect thereto, shall be ineligible to be a Shareholder Nominee pursuant to this Section 21 for the next two annual meetings of shareholders following the meeting for which the Shareholder Nominee has been nominated for election." This provision reflects the view that nominees who do not receive a meaningful favorable vote should not be repeatedly nominated, which could prevent other shareholders from nominating eligible candidates.

  The Staff has previously granted no action relief under Rule 14a-8(i)(10), where a company's bylaws with regard to renomination included identical procedural limitations and restrictions as those in the Company's Proxy Access Bylaw, as substantially implementing proposals, even though such procedural limitations and restrictions were not contemplated by the proposals. *See, e.g., Quest Diagnostics* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid, Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Company* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *The Dun & Bradstreet Corporation* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016); *The Western Union Co.* (Feb. 12, 2016).

CONCLUSION

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2016 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

Enclosures

cc: John Chevedden (as proxy for James McRitchie and Myra Young)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

Exhibit A

(See attached.)

From: ***FISMA & OMB MEMORANDUN M-07-16***
To: "Andreasen, Scott W" <scott.andreasen@hrblock.com>
Cc: "Brenda Becker" <brbecker@hrblock.com>
Subject: Rule 14a-8 Proposal (HRB)``

This is an EXTERNAL EMAIL. Stop and think before clicking a link or opening attachments.

Dear Mr. Andreasen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Mr. Scott W. Andreasen, Corporate Secretary
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: 816-854-3000 . PH: 816-854-3758
FX: 816-802-1043, FX: 816-802-1065
Via email: scott.andreasen@hrblock.com

Dear Corporate Secretary,

We are pleased to be shareholders in H&R Block, Inc. and appreciate the leadership our company has shown on numerous issues. Our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

The attached shareholder proposal is submitted for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year, and we pledge to continue to hold the required stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms we are delegating John Chevedden and/or his designee to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB MEMORANDUN M-07-16*** ***FISMA & OMB MEMORANDUN M-07-16*** (at) ***FISMA & OMB MEMORANDUN M-07-16*** to facilitate prompt communication. Please identify us as the proponents of the proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of our proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,



James McRitchie — Date: 3/18/2016



Myra K. Young — Date: 3/18/2016

cc: Brenda Becker <brbecker@hrblock.com>
PH: 816-854-4520
FX: 816-802-1042
John Chevedden

[HRB – Rule 14a-8 Proposal, March 20, 2016]
Proposal 4 - Shareholder Proxy Access Revisions

RESOLVED: Shareholders of H&R Block, Inc (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, revisions to its provisions allowing "Shareholder Nominations Included In The Corporation's Proxy Materials" and associated bylaws to ensure the following:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials should be one quarter of the directors then serving or two, whichever is greater.
2. Loaned securities should be counted toward the ownership threshold if the nominating shareholder or group represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the annual meeting, and will hold those securities through the date of that meeting.
3. There should be no limitations on the number of shareholders that can aggregate their shares to achieve the required 3% ownership to be an "Eligible Shareholder."
4. There should be no limitation on the renomination of shareholder nominees based on the number or percentage of votes received in any election.

Supporting Statement:

Having at least two nominees helps ensure that, if elected, directors can serve on multiple committees and bring an independent perspective to Board decisions. While our Company currently has ten directors, the Board could reduce the number to nine, limiting shareholder-nominated candidates to one under current bylaw provisions.

The current bylaw provision requiring nominating shareholders to have the power to recall loaned shares on three business days' notice may conflict with existing contracts specifying, for example, five day notice. As long as the nominating shareholder or group can recall those securities in time to vote them at the annual meeting that should be sufficient.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined by the Council of Institutional Investors. The SEC, following extensive analysis when enacting its since-vacated proxy access Rule, rejected a limit on the size shareholder groups.

Renomination limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Although the Company's Board adopted proxy access bylaw provisions, they contain troublesome provisions that effectively make them unusable by all but the Company's largest shareholders. The Company's current bylaws could thus deprive all shareholders of the ability to vote for alternative nominees on its proxy card. Adoption of the revisions outlined above would remedy that situation.

Analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1). The proposed amendments are consistent with the SEC's vacated proxy access rule (https://www.sec.gov/rules/final/2010/33-9136.pdf) and the Council of Institutional Investors. *Proxy Access: Best Practices* (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf).

Enhance shareholder value. Vote for Shareholder Proxy Access Revisions – Proposal 4

Notes:

James McRitchie and Myra Young, ***FISMA & OMB MEMORANDUN M-07-16*** sponsored this proposal.

Please note the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14 B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false of misleading may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Exhibit B

(See attached.)

From: Andreasen, Scott W <scott.andreasen@hrblock.com>
Sent: Thursday, March 31, 2016 3:23 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Rule 14a-8 Proposal (HRB)``
Attachments: Shareholder Proposal Letter 03.31.16.pdf

Mr. Chevedden,

Please see the attached letter in response to the shareholder proposal you sent to me on March 21, 2016. A copy of this letter is also being sent to you via overnight mail.

Please also note that Brenda Becker is no longer employed by H&R Block and Derek Drysdale is no longer overseeing our Investor Relations department. As a result, there is not a need for you to copy either of those individuals on future correspondence. Please feel free to copy Loretta Harris (loretta.harris@hrblock.com), who handles many of the duties previously handled by Brenda Becker.

Thank you, and best regards,

Scott

Scott W. Andreasen
Vice President and Deputy General Counsel, Corporate Secretary and Chief Ethics Officer

H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com

NOTICE: This e-mail (and any attachments) may be confidential, proprietary or subject to the attorney/client privilege. It is for the sole use of the intended recipient(s) and any use or disclosure by others is prohibited. If you are not the intended recipient(s), please notify the sender by return e-mail and delete all copies of this e-mail (and any attachments).

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Monday, March 21, 2016 7:21 PM
To: Andreasen, Scott W
Cc: Brenda Becker
Subject: Rule 14a-8 Proposal (HRB)```

This is an EXTERNAL EMAIL. Stop and think before clicking a link or opening attachments.

Dear Mr. Andreasen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden



H&R BLOCK

Scott W. Andreasen
Vice President and Deputy General Counsel,
Corporate Secretary and Chief Ethics Officer
Phone (816) 854-3758
Fax (816) 802-1043
scott.andreasen@hrblock.com

March 31, 2016

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Shareholder Proposal Submitted March 21, 2016

Mr. Chevedden:

On March 21, 2016, James McRitchie and Myra K. Young (the "Proponents") submitted notice of their intent to submit a shareholder proposal for inclusion in the proxy materials of H&R Block, Inc. (the "Company") for the Company's 2016 annual meeting of shareholders. The notice includes a shareholder proposal requesting that our board amend the Company's "proxy access" bylaw (the "Submission"). The Proponents named you as their proxy to act on their behalf regarding the Submission, and requested that we direct all future correspondence to your attention.

The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). I have included a copy of Rule 14a-8 for your reference.

The Proponents have not complied with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act. Rule 14a-8(b) requires proponents to demonstrate at the time they submit a proposal that they are eligible to submit a shareholder proposal under Rule 14a-8(b). A search of the Company's records could not confirm that the Proponents are registered holders of Company securities entitled to vote on the proposal. We were also unable to verify whether the Proponents' holdings meet the requirements set forth in Rule 14a-8(b)(1) because they failed to provide proof that they have continuously owned at least $2,000 dollars in market value, or 1%, of Company securities entitled to vote on the proposal for at least one year from the date they submitted the Submission. Moreover, we have not received a written statement from the "record" holder of the Proponents' securities verifying that, at the time they submitted the Submission, they continuously held the securities for at least one year.

To remedy this defect, the Proponents, or you acting as the Proponents' proxy, must submit sufficient proof of ownership of Company securities by the Proponents. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

1. a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date the Submission was submitted, the Proponents continuously held the requisite number of Company securities for at least one year preceding and including March 21, 2016; or

2. if the Proponents have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponents' ownership of the requisite number of Company securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponents continuously held the requisite number of Company securities for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the securities, the SEC Staff has published Staff Legal Bulletins No. 14F ("SLB 14F") and No. 14G ("SLB 14G"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants, clarified in SLB 14G to include affiliates thereof, will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which the Proponents' securities are held. If you are not certain whether the Proponents' broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf?la=en. If the broker or bank that holds the Proponents' securities is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the Proponents' securities are held. If the DTC participant knows the holdings of the Proponents' broker or bank, but does not know the Proponents' holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Submission was submitted, the required amount of securities were continuously held by the Proponents for at least one year preceding and including March 21, 2016 – with one statement from the Proponents' broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copies of SLB 14F and SLB 14G for further information.

Pursuant to Rule 14a-8(f), if the Proponents, or you acting as the Proponents' proxy, would like us to consider a proposal for inclusion in the Company's proxy materials for the 2016 annual meeting of shareholders, you must send us a revised Submission that corrects the deficiency noted above. If you mail a response to the address below, it must be postmarked no later than 14 calendar days from the date you receive this letter. If you wish to submit a response electronically, you must submit it to the email address or fax number below within 14 calendar days of your receipt of this letter.

Thank you for your attention to this matter.

Sincerely,



Scott W. Andreasen

Enclosures

cc: Mr. James McRitchie
Ms. Myra K. Young

FISMA & OMB MEMORANDUN M-07-16

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of March 22, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



HRB
Post-it® Fax Note 7671 | Date 4-4-16 | # of pages ▶
To Scott Andersen | From John Chevedden
Co./Dept. | Co.
Phone # | Phone ***FISMA & OMB MEMORANDUN M-07-16***
Fax # 816-802-1043 | Fax #

March 31, 2016

James McRitchie & Myra K. Young
FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUN M-07-16***

Dear James McRitchie & Myra K. Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 180 shares of H&R Block, Inc. (HRB) common stock in their account ending in ***FISMA & OMB MEMORANDUN M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org , www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

From: ***FISMA & OMB MEMORANDUN M-07-16***
Date: April 8, 2016 at 7:57:39 PM CDT
To: "Andreasen, Scott W" <scott.andreasen@hrblock.com>
Subject: Rule 14a-8 Proposal (HRB) blb

This is an EXTERNAL EMAIL. Stop and think before clicking a link or opening attachments.

Mr. Andreasen,
Please see the attached broker letter.
Sincerely,
John Chevedden



HRB
Post-it® Fax Note 7671

Date 4-4-16	# of pages ▶
To Scott Andreasen	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB MEMORANDUN M-07-16***
Fax # 816-802-1043	Fax #

March 31, 2016

James McRitchie & Myra K. Young
FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB MEMORANDUN M-07-16***

Dear James McRitchie & Myra K. Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 180 shares of H&R Block, Inc. (HRB) common stock in their account ending in ***FISMA & OMB MEMORANDUN M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org , www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

Exhibit C

(See attached.)

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Friday, March 27, 2015 10:47 PM
To: Andreasen, Scott W
Cc: Brenda Becker
Subject: Rule 14a-8 Proposal (HRB)``

Mr. Andreasen,
Please see the attached rule 14a-8 proposal.
Sincerely,
John Chevedden

FISMA & OMB MEMORANDUN M-07-16

March 26, 2015

Mr. Scott W. Andreasen
Corporate Secretary
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: 816-854-3000
PH: 816-854-3758
FX: 816-802-1043
FX: 816-802-1065

Dear Corporate Secretary,

We are pleased to be shareholders in H&R Block, Inc. and appreciate the leadership our company has shown on numerous issues. Our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

The attached shareholder proposal is submitted for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year, and we pledge to continue to hold the required stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms we are delegating John Chevedden and/or his designee to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB MEMORANDUN M-07-16*** ***FISMA & OMB MEMORANDUN M-07-16******FISMA & OMB MEMORANDUN M-07-16*** to facilitate prompt communication. Please identify us as the proponents of the proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of our proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,



3/27/2015

James McRitchie — Date



3/27/2015

Myra K. Young — Date

cc: Brenda Becker <brbecker@hrblock.com>
PH: 816-854-4520
FX: 816-802-1042
John Chevedden

[HRB – Rule 14a-8 Proposal, March 28, 2015]
Proposal [X] - Proxy Access for Shareholders

RESOLVED: Shareholders of H&R Block, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall never exceed one quarter of the directors. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement : The SEC's proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf), which was to apply to all companies subject to SEC proxy rules, was vacated after a court's 2011 decision in *Business Roundtable v. SEC* that the SEC had failed to conduct an adequate cost-benefit analysis. Therefore, such proxy access rights must be established on a company-by-company basis. Subsequently, CFA Institute's *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) found:

- proxy access can potentially enhance board performance and raise overall US market capitalization by $3.5 billion to $140.3 billion
- "none of the event studies indicate that proxy access reform will hinder board performance."
- "proxy access would... ultimately benefit both the markets and corporate boardrooms."

Enhance shareholder value. Vote for:

Proxy Access for Shareholders – Proposal [X]

Notes:

James McRitchie and Myra K. Young, ***FISMA & OMB MEMORANDUN M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUN M-07-16***

Exhibit D

(See attached.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 17, 2015

H&R BLOCK, INC.
(Exact name of registrant as specified in charter)

Missouri	**1-6089**	**44-0607856**
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One H&R Block Way, Kansas City, MO 64105
(Address of Principal Executive Offices) (Zip Code)

(816) 854-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 17, 2015, the Board of Directors of H&R Block, Inc. (the "Company") amended its Amended and Restated Bylaws (the "Bylaws") to implement "proxy access," a means for shareholders to include shareholder-nominated director candidates in the Company's proxy materials for annual meetings of shareholders. Pursuant to these amendments, a new Section 21 has been added to the Bylaws setting forth the proxy access process and certain conforming revisions have been made to the traditional advance notice bylaw provisions in Section 20 of the Bylaws relating to shareholder-nominated director candidates. The proxy access process under the Bylaws will first be available to shareholders in connection with the Company's 2016 annual meeting of shareholders.

Pursuant to these amendments, a shareholder, or group of not more than twenty shareholders (collectively, an "eligible shareholder"), meeting specified eligibility requirements, may include director nominees in the Company's proxy materials for annual meetings of its shareholders. In order to be eligible to use these proxy access provisions, an eligible shareholder must, among other requirements:

- have owned 3% or more of the Company's outstanding common stock continuously for at least three years;
- represent that such stock was acquired in the ordinary course of business and not with the intent to change or influence control at the Company and that such eligible shareholder does not presently have such intent;
- and provide a notice requesting the inclusion of director nominees in the Company's proxy materials and provide other required information to the Company not less than 90 days nor more than 120 days prior to the anniversary of the date of the proxy statement for the prior year's annual meeting of shareholders.

Additionally, all director nominees submitted through these provisions ("shareholder nominees") must be independent and meet specified additional criteria, and shareholders will not be entitled to utilize this proxy access right at an annual meeting if the Company receives notice through its traditional advance notice bylaw provisions set forth in Section 20 of the Bylaws that a shareholder intends to nominate a director at such meeting. The maximum number of shareholder nominees that may be included in the proxy statement pursuant to these proxy access provisions may not exceed 20% of the number of directors in office as of the last day a notice for nomination may be timely received. In addition, an eligible shareholder may include a written statement, not to exceed 500 words, in support of the candidacy of the shareholder nominees proposed by the eligible shareholder.

The foregoing proxy access provisions are subject to additional eligibility, procedural and disclosure requirements set forth in Sections 20 and 21 of the Bylaws, and the foregoing description of the amendments to the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws, a copy of which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Bylaws of H&R Block, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R BLOCK, INC.

Date: June 18, 2015

By: /s/ Scott W. Andreasen
Scott W. Andreasen
Vice President and Secretary

EXHIBIT INDEX

3.1	Amended and Restated Bylaws of H&R Block, Inc.

Exhibit 3.1

AMENDED AND RESTATED
BYLAWS
OF
H & R BLOCK, INC.

(as amended through June 17, 2015)

OFFICES

1. OFFICES. The corporation shall maintain a registered office in the State of Missouri, and shall have a resident agent in charge thereof. The location of the registered office and name of the resident agent shall be designated in the Articles of Incorporation, or by resolution of the board of directors, on file in the appropriate offices of the State of Missouri. The corporation may maintain offices at such other places within or without the State of Missouri as the board of directors shall designate.

SEAL

2. SEAL. The corporation shall have a corporate seal inscribed with the name of the corporation and the words "Corporate Seal — Missouri". The form of the seal may be altered at pleasure and shall be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise used.

SHAREHOLDERS' MEETINGS

3. PLACE OF MEETINGS. All meetings of the shareholders shall be held at the principal office of the corporation in Missouri, except such meetings as the board of directors (to the extent permissible by law) expressly determines shall be held elsewhere, in which case such meetings may be held at such other place or places, within or without the State of Missouri, as the board of directors shall have determined.

4. ANNUAL MEETING.

(a) Date and Time. The annual meeting of shareholders shall be held on the first Wednesday in September of each year, if not a legal holiday, and if a legal holiday, then on the first business day following, at 9:00 a.m., or on such other date and at such time as the board of directors may specify, when directors shall be elected and such other business transacted as may be properly brought before the meeting.

(b) Advance Notice of Shareholder Business. At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the meeting.

(i) To be properly brought before the annual meeting, business must be (1) brought pursuant to the corporation's proxy materials with respect to such meeting, (2) by or at the direction of the board of directors, or (3) by a shareholder of the corporation who (A) was a shareholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote at the meeting and (B) has timely complied in proper written form with the procedures set forth in this section 4(b) and section 20, as applicable. In addition, for business to be properly brought before an annual meeting by a shareholder, such business must be a proper matter for shareholder action pursuant to these bylaws and applicable law. For the avoidance of doubt, except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations) (the "Exchange Act") and included in the notice of meeting given by or at the direction of the board of directors, section 4(b)(i)(3) above and section 20, as applicable, shall be the exclusive means for a shareholder to bring business before an annual meeting of shareholders.

(ii) For business to be properly brought before an annual meeting by a shareholder pursuant to section 4 (b)(i)(3) above, a shareholder's notice must set forth all information required under this section 4(b) and must be received by the secretary of the corporation at the principal executive offices of the corporation not later than the 90th day nor earlier than the 120th day before the one-year anniversary of the date on which the corporation held its annual meeting of shareholders the previous year. The requirements of this section 4(b) shall apply to any business or nominations to be brought before an annual meeting by a shareholder whether such business or nominations are to be included in the corporation's proxy statement pursuant to Rule 14a-8 of the Exchange Act or presented to shareholders by means of an independently financed proxy solicitation.

(iii) To be in proper written form, a shareholder's notice to the secretary of the corporation must set forth as to each matter of business the shareholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation's books, of the shareholder proposing such business and any Shareholder Associated Person (as defined below), (3) the class or series and number of shares of the corporation that are held of record or are beneficially owned, directly or indirectly, by the shareholder or any Shareholder Associated Person and any Derivative Instruments (as defined below) held or beneficially owned, directly or indirectly, by the shareholder or any Shareholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any securities of the corporation, (5) any proxy, contract, arrangement, understanding or relationship pursuant to which the shareholder or a Shareholder Associated Person has a right to vote any shares of any security of the corporation, (6) any rights to dividends on the shares of the corporation beneficially owned by the shareholder or a Shareholder Associated Person that are separated or separable from the underlying shares of the corporation, (7) any performance-related fees (other than asset-based fees) to which the shareholder or a Shareholder Associated Person is entitled based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice, (8) any material interest of the shareholder or a Shareholder Associated Person in such business, and (9) a statement whether such shareholder or any Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (9), a "Business Solicitation Statement"). In addition, to be in proper written form, a shareholder's notice to the secretary of the corporation must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (1) through (7) above as of the record date for notice of the meeting. For purposes of this section 4, a "Shareholder Associated Person" of any shareholder shall mean (x) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (y) any beneficial owner of shares of the corporation owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (z) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (x) and (y). For purposes of this section 4, a "Derivative Instrument" shall mean any option, warrant, convertible security, share appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of capital share of the corporation or otherwise.

(iv) Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this section 4(b) and, if applicable, section 20. In addition, business proposed to be brought by a shareholder may not be brought before the annual meeting if such shareholder or a Shareholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairman of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions prescribed by these bylaws, and, if the chairman should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(v) Notwithstanding anything to the contrary in this section 4(b), (1) if the shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders to propose such business, such business shall not be transacted (notwithstanding that proxies in respect of such vote may have been received by the corporation), and (2) a shareholder shall also comply with state law and the Exchange Act with respect to the matters set forth in this section 4(b). Nothing in this section 4(b) shall be deemed to affect any rights of shareholders to request inclusion of proposals in, or the corporation's right to omit proposals from, the corporation's proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act or any successor provision. The provisions of this section 4(b) shall also govern what constitutes timely notice for purposes of Rule 14a-4(c) under the Exchange Act or any successor provision.

(c) Say on Pay Resolution. It shall be the practice of the corporation to present at the annual meeting of shareholders a resolution calling for an advisory vote on overall executive compensation programs, including the linkage of overall pay to performance.

5. SPECIAL MEETINGS. Special meetings of the shareholders may be called at any time by the chairman of the board, by the chief executive officer or by the president, or at any time upon the written request of a majority of the board of directors, or upon the written request of the holders of not less than a majority of the stock of the corporation entitled to vote in an election of directors. Each call for a special meeting of the shareholders shall state the time, the day, the place and the purpose or purposes of such meeting and shall be in writing, signed by the persons making the same and delivered to the secretary. No business shall be transacted at a special meeting other than such as is included in the purposes stated in the call.

6. CONDUCT OF ANNUAL AND SPECIAL MEETINGS.

(a) The chairman of the board, or in his or her absence the chief executive officer or the president, shall preside as the chairman of the meeting at all meetings of the shareholders. The chairman of the meeting shall be vested with the power and authority to (i) maintain control of and conduct an orderly meeting, (ii) exclude any shareholder from the meeting for failing or refusing to comply with any of the procedural standards or rules or conduct or any reasonable request of the chairman, and (iii) appoint inspectors of elections, prescribing their duties, and administer any oath that may be required under Missouri law. The ruling of the presiding officer on any matter shall be final and exclusive.

(b) The presiding officer shall establish the order of business and such rules and procedures for conducting the meeting as in his or her sole and complete discretion he or she determines necessary, appropriate or convenient under the circumstances, including without limitation (i) an agenda or order of business for the meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present, (iii) limitations on participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the presiding officer shall permit, (iv) restrictions on entry to the meeting after the time fixed for commencement thereof, (v) limitations on the time allotted to questions or comments by participants, and (vi) regulation of the voting or balloting as applicable, including without limitation matters that are to be voted on by ballot, if any. Unless and to the extent determined by the board of directors or the presiding officer, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

7. NOTICES. Written or printed notice of each meeting of the shareholders, whether annual or special, stating the place, date and time thereof and in case of a special meeting, the purpose or purposes thereof shall be delivered or mailed, including via electronic means, to each shareholder entitled to vote thereat, not less than ten nor more than seventy days prior to the meeting, unless, as to a particular matter, other or further notice is required by law, in which case such other or further notice shall be given. Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage prepaid thereon, addressed to the shareholder at his or her address as it appears on the books of the corporation.

8. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these bylaws, the Articles of Incorporation of the corporation, or of any law, a waiver thereof, if not expressly prohibited by law, in writing, or by other method of electronic transmission, signed

by the person or persons entitled to such notice, shall be deemed the equivalent to the giving of such notice.

9. QUORUM AND VOTING STANDARDS.

(a) Except as otherwise may be provided by law, by the Articles of Incorporation of the corporation or by these bylaws, a majority of the outstanding shares entitled to vote at any meeting, represented in person or by proxy, shall be required for and shall constitute a quorum at all meetings of the shareholders for the transaction of business; provided, that in no event shall a quorum consist of less than a majority of the outstanding shares entitled to vote. Shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter, shall be deemed to be represented at the meeting for quorum purposes. Shares as to which voting instructions are given as to at least one of the matters to be voted on shall also be deemed to be represented at the meeting for quorum purposes. If the proxy states how shares will be voted in the absence of instruction by the shareholder, such shares shall be deemed to be represented at the meeting for quorum purposes.

(b) If a quorum is not present at any meeting, the shareholders entitled to vote thereat, represented in person or by proxy, shall have power to successively adjourn the meeting to a specified date not longer than 90 days after such adjournment without notice other than announcement at the meeting, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented any business may be transacted which might have been transacted at the meeting as originally notified.

(c) In all matters (including the election of directors), every decision of a majority of shares entitled to vote on the matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the shareholders, unless a larger vote is required by law, by the Articles of Incorporation of the corporation or by these bylaws. Except as otherwise may be provided by law, by the Articles of Incorporation of the corporation or by these bylaws, shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter. Shares represented by a proxy as to which voting instructions are not given as to a matter to be voted on shall not be deemed to be represented at the meeting for purposes of the vote as to such matter. A proxy which states how shares will be voted in the absence of instructions by the shareholder as to any matter shall be deemed to give voting instructions as to such matter.

10. PROXIES. At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and bearing a date not more than eleven months prior to said meeting unless said instrument provides that it shall be valid for a longer period. A written proxy may be in the form of an electronic transmission, to the extent permitted by law.

11. VOTING.

(a) Each shareholder shall have one vote for each share of stock having voting power registered in his or her name on the books of the corporation and except where the transfer books of the corporation shall have been closed or a date shall have been fixed as a record date for the determination of its shareholders entitled to vote, no share of stock shall be voted at any election for directors which shall have been transferred on the books of the corporation within seventy days preceding such election of directors.

(b) Shareholders shall have no right to vote cumulatively for the election of directors.

(c) A shareholder holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and a shareholder whose stock is pledged shall be entitled to vote unless, in the transfer by the pledgor on the books of the corporation, he or she shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee or his or her proxy may represent said stock and vote thereon.

12. SHAREHOLDERS LISTS. A complete list of the shareholders entitled to vote at every election of directors, arranged in alphabetical order, with the address of and the number of voting shares held by each shareholder, shall be prepared by the officer having charge of the stock books of the corporation and for at least ten days prior to the date of the election shall be open at the place where the election is to be held, during the usual hours for business, to the examination of any shareholder and shall be produced and kept open at the place of the election during the whole time thereof to the inspection of any shareholder present. The original or duplicate stock ledger shall be the only evidence as to who are shareholders entitled to examine such lists, or the books of the corporation, or to vote in person or by proxy, at such election. Failure to comply with the foregoing shall not affect the validity of any action taken at any such meeting.

13. RECORDS. The corporation shall maintain such books and records as shall be dictated by good business practice and by law. The books and records of the corporation may be kept at any one or more offices of the corporation within or without the State of Missouri, except that the original or duplicate stock ledger containing the names and addresses of the shareholders, and the number of shares held by them, shall be kept at the registered office of the corporation in Missouri. Every shareholder shall have a right to examine, in person, or by agent or attorney, at any reasonable time, upon presenting proper evidence showing a satisfactory reason and proper purpose, such books and records as the shareholder may have a right to inspect under applicable law, at the corporation's principal place of business or registered office, and to make copies of or extracts from them.

DIRECTORS

14. NUMBER AND POWERS OF THE BOARD. The property and business of this corporation shall be managed by a board of directors, and the number of directors to constitute the board shall be not less than seven nor more than twelve, the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the whole board of directors.

Directors need not be shareholders. In addition to the powers and authorities by these bylaws expressly conferred upon the board of directors, the board may exercise all such powers of the corporation and do or cause to be done all such lawful acts and things as are not prohibited, or required to be exercised or done by the shareholders only.

15. INCUMBENCY OF DIRECTORS.

(a) Election and Term of Office.

(i) Directors shall be elected at each annual meeting of shareholders; provided, however, that the term of office of each director shall begin immediately after his or her election and each director shall hold office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability (as determined in the discretion of a majority of the members of the board of directors), or removal from office of a director. No decrease in the number of directors constituting the board of directors shall reduce the term of any incumbent director.

(ii) If a nominee for director is not elected and the nominee is an incumbent director, the director shall promptly tender his or her irrevocable resignation to the board of directors, subject only to the condition that it is accepted by the board of directors. The governance and nominating committee will make a recommendation to the board of directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board of directors will act on the tendered resignation, taking into account the governance and nominating committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission (the "SEC") or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety days from the date of the certification of the election results. The governance and nominating committee in making its recommendation and the board of directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the governance and nominating committee or the decision of the board of directors with respect to his or her resignation.

(iii) If a director's resignation is accepted by the board of directors pursuant to this section 15(a), or if a nominee for director is not elected and the nominee is not an incumbent director, then the board of directors may fill the resulting vacancy pursuant to the provisions of section 16 or may decrease the size of the board of directors pursuant to the provisions of section 14.

(b) Removal. Any director, or directors, or the entire board of directors of the corporation may be removed, with or without cause, at any time but only by the affirmative vote of the holders of at least a majority of the outstanding shares of each class of stock of the corporation entitled to elect one or more directors at a meeting of the shareholders called for such purpose.

(c) Qualification of Directors. To be eligible to be a nominee for election or reelection as a director of the corporation, a person must deliver to the secretary of the corporation at the principal executive offices of the corporation a written agreement (in the form provided by the secretary) that such person will abide by the requirements of section 15(a)(ii) and any other director resignation policies adopted by the board of directors.

16. VACANCIES. Any newly created directorship resulting from an increase in the number of directors, and any vacancy occurring on the board of directors through death, resignation,

retirement, disqualification, disability or removal, may be filled only by the vote of a majority of the surviving or remaining directors then in office, although less than a quorum, or by a sole remaining director. Any director so elected to fill a vacancy shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until the election and qualification of his or her successor.

17. MEETINGS OF THE NEWLY ELECTED BOARD OF DIRECTORS — NOTICE. The first meeting of each newly elected board, which shall be deemed the annual meeting of the board, shall be held on the same day as the annual meeting of shareholders, or as soon thereafter as practicable, at such time and place, either within or without the State of Missouri, as shall be designated by the president. No notice of such meeting shall be necessary to the continuing or newly elected directors in order legally to constitute the meeting, provided that a majority of the whole board shall be present; or the members of the board may meet at such place and time as shall be fixed by the consent in writing (including via electronic transmission) of all of the directors. Members of the board of directors may participate in any meeting of the board of directors by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

18. NOTICE.

(a) Regular Meetings. Regular meetings of the board of directors may be held without notice at such place or places, within or without the State of Missouri, and at such time or times, as the board of directors may from time to time determine. Any business may be transacted at a regular meeting.

(b) Special Meetings. Special meetings of the board of directors may be called by the chairman, the chief executive officer, the president or any two directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than 48 hours before the date of the meeting, by telephone or by other method of electronic transmission on 24 hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. The place may be within or without the State of Missouri as designated in the notice. The "call" and the "notice" of any such meeting shall be deemed synonymous.

19. QUORUM. At all meetings of the board of directors a majority of the whole board shall, unless a greater number as to any particular matter is required by statute, by the Articles of Incorporation or by these bylaws, constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors. Less than a quorum may adjourn the meeting successively until a quorum is present, and no notice of adjournment shall be required.

The foregoing provisions relating to a quorum for the transaction of business shall not be affected by the fact that one or more of the directors have or may have interests in any matter to come before a meeting of the board, which interests are or might be adverse to the interests of this corporation.

Any such interested director or directors who attend the meeting shall at all times be considered as present for the purpose of determining whether or not a quorum exists.

20. NOMINATIONS FOR ELECTION AS DIRECTORS.

(a) Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this section 20 shall be eligible for election or re-election as directors at an annual meeting of shareholders. Nominations of persons for election or re-election to the board of directors shall be made at an annual meeting of shareholders only (i) by or at the direction of the board of directors (a "Board Nominee") or (ii) by a shareholder of the corporation who (1) was a shareholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote at the meeting and (2) has complied with the notice procedures set forth in this section 20 (a "Shareholder Nominee"). The foregoing clause (ii) shall be the exclusive means for a shareholder to make any nomination of a person or persons for election to the board of directors at an annual meeting. In addition to any other applicable requirements, for a nomination to be made by a shareholder, the shareholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(b) To comply with clause (ii) of section 20(a) above, a nomination to be made by a shareholder must set forth all information required under this section 20 and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with section 4(b).

(c) To be in proper written form, such shareholder's notice to the secretary must set forth:

(i) as to each Shareholder Nominee whom the shareholder proposes to nominate for election or re-election as a director: (1) the name, age, business address and residence address of the Shareholder Nominee; (2) the principal occupation or employment of the Shareholder Nominee; (3) the class or series and number of shares of the corporation that are held of record or are beneficially owned, directly or indirectly, by the Shareholder Nominee and any Derivative Instruments held or beneficially held of record or are beneficially owned, directly or indirectly, by the Shareholder Nominee; (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the Shareholder Nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the Shareholder Nominee; (5) any proxy, contract, arrangement, understanding or relationship pursuant to which the Shareholder Nominee has a right to vote any shares of any security of the corporation; (6) any rights to dividends on the shares of the corporation beneficially owned by the Shareholder Nominee that are separated or separable from the underlying shares of the corporation; (7) any performance-related fees (other than asset-based fees) that the Shareholder Nominee is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice; (8) a description of all arrangements or understandings between the shareholder and each Shareholder Nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder; (9) a written statement executed by the Shareholder Nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Missouri law with respect to the corporation and its shareholders and giving consent to be named in the proxy statement and to serving as a director if elected or re-elected, as the case may be; (10) a fully completed director's questionnaire on the form supplied by the corporation, executed by the Shareholder Nominee; (11) a written representation and agreement (in the form provided by the secretary upon written request) that the Shareholder Nominee (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the Shareholder Nominee, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (ii) any Voting Commitment that could limit or interfere with the Shareholder Nominee's ability to comply, if elected as a director of the corporation, with the Shareholder Nominee's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, including, without limitation, any right or expectation of receiving any compensation to be paid to the Shareholder Nominee by anyone other than the corporation in connection with or arising out of the Shareholder Nominee's service as a director or willingness to serve as a director, and (c) in the Shareholder Nominee's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement; (12) the written agreement of the Shareholder Nominee required by section 15(c); and (13) any other information relating to the Shareholder Nominee that would be required to be disclosed about the Shareholder Nominee if proxies were being solicited for the election or re-election of the Shareholder Nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and

(ii) as to such shareholder giving notice, (1) the information required to be provided pursuant to clauses (2) through (7) of section 4(b)(iii) above, and to supplement such notice not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (3) through (7) of section 4(b)(iii) above as of the record date for notice of the meeting (except that the references to "business" in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (2) a statement whether such shareholder or Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the corporation's voting shares reasonably believed by such shareholder or Shareholder Associated Person to be necessary to elect or re-elect the Shareholder Nominee (s) (such information provided and statements made as required by clauses (1) and (2) of this section 20(c)(ii), a "Nominee Solicitation Statement").

(d) At the request of the board of directors, any Shareholder Nominee must furnish to the secretary of the corporation (i) that information required to be set forth in the shareholder's notice of nomination of the Shareholder Nominee as a director as of a date subsequent to the date on which the notice of the Shareholder Nominee's nomination was first given, (ii) such other information as may reasonably be required by the corporation to determine the eligibility of the Shareholder Nominee to serve as an independent director or audit committee financial expert of the corporation under applicable laws, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the corporation, and (iii) such information that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of the Shareholder Nominee. In the absence of the furnishing of such information if requested, such shareholder's nomination shall not be considered in proper form pursuant to this section 20.

(e) Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of shareholders unless nominated in accordance with the provisions set forth in this section 20. In addition, a nominee shall not be eligible (i) for election or re-election if a shareholder or Shareholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to the Shareholder Nominee or if the Nominee Solicitation Statement applicable to the Shareholder Nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, or (ii) for election if the Shareholder Nominee was nominated by a shareholder of the corporation for the preceding annual meeting of shareholders and withdrew from or became ineligible or unavailable for election at the meeting or received at such meeting votes in favor of his or her election representing less than 25 percent of the total votes cast with respect thereto.

(f) The chairman of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairman should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

21. SHAREHOLDER NOMINATIONS INCLUDED IN THE CORPORATION'S PROXY MATERIALS.

(a) Subject to the provisions of this section 21, if the corporation receives a timely notice that satisfies section 20 delivered by one or more shareholders who at the time the request is delivered satisfy, or are acting on behalf of persons who satisfy the ownership and other requirements of both section 20 and this section 21 (such shareholder or shareholders, and any person on whose behalf they are acting, the "Eligible Shareholder"), and who expressly elects at the time of providing the notice required by section 20 and this section 21 to have its nominee included in the corporation's proxy materials pursuant to this section 21, the corporation shall include in its proxy statement for any annual meeting of shareholders:

(i) the name of any Shareholder Nominee identified in such timely notice;

(ii) the information concerning the Shareholder Nominee and the Eligible Shareholder that, as determined by the corporation, is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC or other applicable law;

(iii) if the Eligible Shareholder so elects, a Statement (as defined below); and

(iv) any other information that the corporation or the board of directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Shareholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this section 21.

(b) The name of any Shareholder Nominee included in the proxy statement pursuant to section 20(a) for an annual meeting of shareholders shall be included on any ballot relating to the election of directors distributed at such annual meeting and shall be set forth on a form of proxy (or other format through which the corporation permits proxies to be submitted) distributed by the corporation in connection with election of directors at such annual meeting so as to permit shareholders to vote on the election of such Shareholder Nominee.

(c) The maximum number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this section 21 but either are subsequently withdrawn or that the board of directors decides to nominate as Board Nominees) appearing in the corporation's proxy materials with respect to a meeting of shareholders shall not exceed 20 percent of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to section 20 (the "Final Proxy Access Nomination Date"), or if such amount is not a whole number, the closest whole number below 20 percent (the "Permitted Number"); provided, however, that the Permitted Number shall be reduced, but not below zero, by the number of such director candidates for which the corporation shall have received one or more valid notices that a shareholder (other than an Eligible Shareholder) intends to nominate director candidates pursuant to section 20; provided, further, that in the event that one or more vacancies for any reason occurs on the board of directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of shareholders and the board of directors resolves to reduce the size of the board of directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this section 21 exceeds the Permitted Number, promptly upon notice from the corporation, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in the order of the amount (largest to smallest) of shares of the corporation's capital stock each Eligible Shareholder disclosed as owned in the written notice of the nomination submitted to the corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached. If, after the Final Proxy Access Nomination Date, an Eligible Shareholder becomes ineligible or withdraws its nomination or a Shareholder Nominee becomes unwilling to serve on the board of directors, whether before or after the mailing of definitive proxy statement, then the nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, and the corporation (i) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Shareholder Nominee or any successor or replacement nominee proposed by the Eligible Shareholder or by any other Eligible Shareholder and (ii) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Shareholder Nominee will not be included as a director nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(d) An Eligible Shareholder must have owned (as defined below) 3 percent or more of the corporation's outstanding capital stock continuously for at least three years (the "Required Shares") as of both the date the written notice of the nomination is delivered to or mailed and received by the Company in accordance with section 20 and the record date for determining shareholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date. For purposes of satisfying the foregoing ownership requirement under this section 21, (i) the shares of common stock owned by one or more shareholders, or by the person or persons who own shares of the corporation's common stock and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed twenty, and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose. Within the time period specified in section 20 for providing notice of a nomination, an Eligible Shareholder must provide the following information in writing to the secretary (in addition to the information required to be provided by section 20): (i) one or more written statements from the record holder of the shares (and evidence from each intermediary through which the shares are or have been held during the requisite three-year holding period in a form that the board of directors or its designee, acting in good faith, determines would be deemed acceptable for purposes of a shareholder proposal under Rule 14a-8(b)(2) under the Exchange Act, as may be amended) verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to or mailed and received by the corporation, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days after the record date for the meeting, written statements from the record holder and evidence from the intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date, (ii) the written consent of each Shareholder Nominee to be named in the proxy statement as a nominee and to serving as a director if elected, (iii) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act, as may be amended, (iv) a representation that the Eligible Shareholder (including each shareholder whose ownership is aggregated to collectively constitute an Eligible Shareholder hereunder) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) has not nominated and will not nominate for election to the board of directors at the meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this section 21, (C) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee or a Board Nominee, (D) will not distribute to any shareholder any form of proxy for the meeting other than the form distributed by the corporation, (E) intends to continue to own the Required Shares through the date of the meeting, (F) will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (G) all such shareholders have authorized and identified one of those shareholders to act on behalf of all such shareholders with respect to matters relating to the nomination or disclosure related thereto, including withdrawal of the nomination, and (v) a written agreement, in a form deemed satisfactory by the board of directors or its designee, acting in good faith, pursuant to which the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the corporation's shareholders or out of the information that the Eligible Shareholder provided to the corporation, (B) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this section 21, (C) file with the SEC all soliciting and other materials as required under section 21(i), and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(e) For purposes of this section 21, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the corporation's capital stock as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on three business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. Whether outstanding shares of the corporation's capital stock are "owned" for these purposes shall be determined by the board of directors, which determination shall be conclusive and binding on the corporation and its shareholders. For purposes of this section 21, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(f) The Eligible Shareholder may provide to the secretary, within the time period specified in section 20 for providing notice of a nomination, a written statement for inclusion in the corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Shareholder

Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this section 21, the corporation may omit from its proxy materials any information or Statement that it believes in good faith would violate any applicable law, rule, regulation or listing standard.

(g) The corporation shall not be required to include, pursuant to this section 21, a Shareholder Nominee in its proxy statement, ballot and form of proxy (i) for any meeting for which the secretary receives a notice that the Eligible Shareholder or any other shareholder has nominated a Shareholder Nominee for election to the board of directors pursuant to the requirements of section 20 and does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this section 21, (ii) if the Eligible Shareholder who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a Board Nominee, (iii) who does not qualify as an independent director of the corporation under under applicable laws, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the corporation, as determined by the board of directors, (iv) whose election as a member of the board of directors would cause the corporation to be in violation of these bylaws, the corporation's Articles of Incorporation, the listing standards of the New York Stock Exchange, or any applicable state or federal law, rule or regulation, (v) who does not qualify as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act, (vi) who does not qualify as an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, (vii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) who is or has been subject to any event specified in Item 401(f) of Regulation S-K, without reference to whether the event is material to an evaluation of the ability or integrity of the Shareholder Nominee or whether the even occurred in the ten-year time period referenced therein, (viii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (ix) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the board of directors, or (x) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to section 20 or this section 21.

(h) Notwithstanding anything to the contrary set forth herein, the board of directors or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements or representations under section 20 or this section 21, as determined by the board of directors or the person presiding at the meeting, or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this section 21.

(i) The Eligible Shareholder (including any person who owns shares that constitute part of the Eligible Shareholder's ownership for purposes of satisfying section 21(d)) shall file with the SEC any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(j) No person may have their ownership of shares aggregated with the ownership of other persons for purposes of collectively constituting an Eligible Shareholder under section 21(d) more than once each meeting. If any person appears as a member of more than one group of Eligible Shareholders, such person shall be deemed to be a member of the group of Eligible Shareholders that has the largest ownership of shares as determined pursuant to this section 21.

(k) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting, or (ii) receives votes in favor of his or her election representing less than 25 percent of the total votes cast with respect thereto, shall be ineligible to be a Shareholder Nominee pursuant to this section 21 for the next two annual meetings of shareholders following the meeting for which the Shareholder Nominee has been nominated for election.

22. DIRECTORS' ACTION WITHOUT MEETING. If all the directors severally or collectively consent in writing, or by electronic transmission, to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The secretary shall file such consents with the minutes of the meetings of the board of directors.

23. WAIVER. Any notice provided or required to be given to the directors may be waived in writing (including via electronic transmission) by any of them, whether before, at, or after the time stated therein. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where he attends for the express purpose of objecting to the transaction of any business thereat because the meeting is not lawfully called or convened.

24. INDEMNIFICATION OF DIRECTORS AND OFFICERS AND CONTRIBUTION.

(a) Scope of Indemnification. The corporation shall indemnify each director, and each officer appointed by the board of directors in calendar year 2012 or thereafter, and may indemnify other persons (each, a "Covered Person") of the corporation who was or is a party or witness, or is threatened to be made a party or witness, to any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative (including a grand jury proceeding), by reason of the fact that the person is or was (i) a director or officer of the corporation or (ii) serving at the request of the corporation, as a director, officer, employee, agent, partner or trustee (or in any similar position) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent authorized or permitted by the Missouri General and Business Corporation Law and any other applicable law, as the same exists or may hereinafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, or in connection with any appeal thereof; provided, however, that, except as provided in section 24(b) with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the initiation of such action, suit or proceeding (or part thereof) was authorized by the board of directors. Any right to indemnification hereunder shall include the right to payment by the corporation of expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition; provided, however, that any payment of such expenses incurred by a Covered Person in advance of the final disposition of such action, suit or proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced unless it should be determined ultimately that such Covered Person is entitled to be indemnified under this section or otherwise.

(b) Payment, Determination and Enforcement. Any indemnification or advancement of expenses required under this section shall be made promptly. If a determination by the corporation that a Covered Person is entitled to indemnification is required, and the corporation fails to make such determination within ninety days after final determination of an action, suit or proceeding, the corporation shall be deemed to have approved such request. If with respect to Covered Person indemnification the corporation denies indemnification or a written request for advancement of expenses, in whole or in part, or if payment in full pursuant to such determination or request is not made within thirty days, the right to indemnification and advancement of expenses as granted by this section shall be enforceable by the Covered Person in any court of competent jurisdiction. Such Covered Person's costs and expenses incurred in connection with successfully establishing the right to indemnification, in whole or in part, in any such action or proceeding shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advancement of expenses pursuant to this section where the required undertaking has been received by the corporation) that the claimant has not met the applicable standard of conduct set forth in Sections 351.355.1 or 351.355.2 of the Missouri General and Business Corporation Law, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including the board of directors, independent legal counsel or the shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the person has met the applicable standard of conduct set forth in the Missouri General and Business Corporation Law, nor the fact that there has been an actual determination by the corporation (including the board of directors, independent legal counsel or the shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Nonexclusivity, Duration and Indemnification Agreements. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled either under the Articles of Incorporation or any other bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors and administrators of such Covered Person. Any repeal or modification of the provisions of this section 24 shall not affect any obligations of the corporation or any rights regarding indemnification and advancement of expenses of a Covered Person with respect to any threatened, pending or completed action, suit or proceeding in which the alleged cause of action accrued at any time prior to such repeal or modification. Upon approval of a majority of a quorum of disinterested directors, the corporation may enter into indemnification agreements with officers and directors of the corporation, or extend indemnification to officers, employees or agents of the corporation, in addition to what may be required under the corporation's bylaws, upon such terms and conditions as may be deemed appropriate.

(d) Insurance. The corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, agent, partner or trustee of another corporation, partnership, joint venture, trust, employment benefit plan or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section, the Missouri General and Business Corporation Law or otherwise.

(e) Severability. If this section or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each Covered Person of the corporation as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including (without limitation) a grand jury proceeding and an action, suit or proceeding by or in the right of the corporation, to the fullest extent authorized or permitted by any applicable portion of this section that shall not have been invalidated by the Missouri General and Business Corporation Law or by any other applicable law.

(f) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this section is held by a court of competent jurisdiction to be unavailable in whole or part to a Covered Person, the corporation shall contribute to the payment of the Covered Person's losses that would have been so indemnified in an amount that is just and equitable in the circumstances, taking into account, among other things, contributions by other Covered Persons of the corporation pursuant to indemnification agreements or otherwise. In the absence of personal enrichment of the Covered Person, or acts of intentional fraud or dishonest or criminal conduct on the part of the Covered Person, it would not be just and equitable for the Covered Person to contribute to the payment of losses arising out of an action, suit or proceeding in an amount greater than: (i) in a case where the Covered Person is a director of the corporation or any of its subsidiaries but not an officer of either, the amount of fees paid to the Covered Person for serving as a director during the 12 months preceding the commencement of such action, suit or proceeding, (ii) in a case where the Covered Person is a director of the corporation or any of its subsidiaries and is an officer of either, the amount set forth in clause (i) plus five percent of the aggregate cash compensation paid to the Covered Person for serving as such officer(s) during the 12 months preceding the commencement of such action, suit or proceeding, or (iii) in a case where the Covered Person is only an officer of the corporation or any of its subsidiaries, five percent of the aggregate cash consideration paid to the Covered Person for serving as such officer(s) during the 12 months preceding the commencement of such action, suit or proceeding. The corporation shall contribute to the payment of losses covered hereby to the extent not payable by the Covered Person pursuant to the contribution provisions set forth in the preceding sentence.

25. INTERESTS OF DIRECTORS. In case the corporation enters into contracts or transacts business with one or more of its directors, or with any firm of which one or more of its directors are members or with any other corporation, limited liability company, partnership, association, or other similar form of business entity of which one or more of its directors are members, shareholders, partners, directors or officers, such transaction or transactions shall not be invalidated or in any way affected by the fact that such director or directors have or may have interests therein which are or might be adverse to the interests of this corporation; provided that such contract or transaction is entered into in good faith and authorized or ratified on behalf of this corporation by the board of directors or by a person or persons (other than the contracting person) having authority to do so, and if the directors or other person or persons so authorizing or ratifying shall then be aware of the interest of such contracting person. In any case in which any transaction described in this section 25 is under consideration by the board of directors, the board may, upon the affirmative vote of a majority of the whole board, exclude from its presence while its deliberations with respect to such transaction are in progress any director deemed by such majority to have an interest in such transaction.

26. COMMITTEES.

(a) Executive Committee. The board of directors may, by resolution or resolutions passed by a majority of the whole board, designate an executive committee, such committee to consist of two or more directors of the corporation, which committee, to the extent provided in said resolution or resolutions, shall have and may exercise all of the authority of the board of directors in the management of the corporation.

(b) Audit Committee. The corporation shall maintain an audit committee consisting of at least three directors. No member of the audit committee shall be an employee of the corporation, and each member of the audit committee shall be independent pursuant to standards promulgated by the SEC and the New York Stock Exchange. The audit committee shall be responsible for assisting the board of directors regarding (i) the integrity of the corporation's financial statements, (ii) the corporation's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the corporation's internal audit function and independent auditor. The audit committee shall have sole responsibility for appointing, retaining, discharging or replacing the corporation's independent auditor and, following completion of the independent auditor's examination of the corporation's consolidated financial statements, review with the independent auditor and corporation management, such matters in connection with the audit as deemed necessary and desirable by the audit committee. The audit committee shall have such additional duties, responsibilities, functions and powers as may be delegated to it by the board of directors of the corporation. The audit committee shall be empowered to retain, at the expense of the corporation, independent expert(s) if it deems this to be necessary.

(c) Other Committees. The board of directors may also, by resolution or resolutions passed by a majority of the whole board, designate other committees, with such persons, powers and duties as it deems appropriate and as are not inconsistent with law.

(d) Rules, Records, Reports and Charters. The committees may make and adopt such rules and regulations governing their proceedings as they may deem proper and which are consistent with the statutes of the State of Missouri, the Articles of Incorporation and the bylaws. Each committee that the board of directors is required to maintain pursuant to these bylaws or applicable laws, regulations, or stock exchange rules shall adopt a charter, to be approved by the board of directors and reviewed annually. In addition to the authority, duties and obligations expressly set forth in these bylaws, the committees shall have such authority, duties and obligations as shall be set forth in their respective charters, as approved by the board of directors, or otherwise delegated to them by the board of directors.

(e) Proceedings. The provisions of these bylaws with respect to meetings of the board of directors shall apply to meetings of the committees, mutatis mutandis.

(f) Vacancies. Any vacancy in a committee shall be filled by another director appointed by a majority of the board of directors.

27. COMPENSATION OF DIRECTORS AND COMMITTEE MEMBERS. By resolution duly adopted by a majority of the board of directors, directors and members shall be entitled to receive reasonable annual compensation for services rendered to the corporation as such, and a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the board or committee; provided that nothing herein contained shall be construed to preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

28. OFFICERS.

(a) Appointed Officers. The board of directors shall annually appoint the following officers of the corporation: a chairman of the board, president or chief executive officer, a secretary, and a treasurer. In addition, if the board desires, it may appoint a vice chairman, one or more vice presidents, assistant secretaries and/or assistant treasurers. The chairman of the board, the vice chairman of the board and the chief executive officer shall be vested with such powers, duties, and authority as the board of directors may from time to time determine and as may be set forth in these bylaws.

(b) Any two or more of such offices may be held by the same person, except the offices of chairman of the board and vice chairman of the board, chairman of the board and chief executive officer, chairman of the board and president, president and vice president, and president and secretary. Furthermore, the chairman of the board shall be independent pursuant to standards promulgated by the SEC and the New York Stock Exchange and shall not have served previously as an executive officer of the corporation.

(c) An appointed officer shall be deemed qualified when he or she enters upon the duties of the office to which he or she has been appointed and furnishes any bond required by the board; but the board may also require such person to provide his or her written acceptance and promise faithfully to discharge the duties of such office.

(d) Term of Office. Each appointed officer of the corporation shall hold his or her office at the pleasure of the board and until his or her successor shall have been duly appointed and qualified, or until he or she dies, resigns or is removed by the board, whichever first occurs.

29. REMOVAL. Any officer or agent appointed by the board of directors, and any employee, may be removed or discharged by the board whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without a prejudice to the contract rights, if any, of the person so removed.

30. THE CHAIRMAN OF THE BOARD, THE VICE CHAIRMAN OF THE BOARD, THE CHIEF EXECUTIVE OFFICER AND THE PRESIDENT.

(a) The president may be appointed by the board of directors to be the chief executive officer of the corporation, or the board of directors may appoint a chief executive officer who is not the president, and the chief executive officer shall have general and active management of the business of the corporation and shall carry into effect all directions and resolutions of the board. The chairman of the board, the vice chairman of the board, the chief executive officer and the president shall be vested with such powers, duties, and authority as the board of directors may from time to time determine and as may be set forth in these bylaws. Except as otherwise provided for in these bylaws, the chairman of the board, or in his or her absence, the chief executive officer or president, shall preside at all meetings of the shareholders of the corporation and at all meetings of the board of directors.

(b) The chairman of the board, vice chairman of the board, the chief executive officer or president may execute all bonds, notes, debentures, mortgages, and other contracts requiring a seal, under the seal of the corporation and may cause the seal to be affixed thereto, and all other instruments for and in the name of the corporation, except that if by law such instruments are required to be executed only by the president, he or she shall execute them.

(c) The chairman of the board, vice chairman of the board, chief executive officer or president, when authorized so to do by the board, may execute powers of attorney from, for, and in the name of the corporation, to such proper person or persons as he or she may deem fit, in order that thereby the business of the corporation may be furthered or action taken as may be deemed by him or her necessary or advisable in furtherance of the interests of the corporation.

(d) The chairman of the board, vice chairman of the board, chief executive officer or president, except as may be otherwise directed by the board, shall attend meetings of shareholders of other corporations to represent this corporation thereat and to vote or take action with respect to the shares of any such corporation owned by this corporation in such manner as he or she shall deem to be for the interests of the corporation or as may be directed by the board.

(e) The chairman of the board, vice chairman of the board, chief executive officer or president shall have such other or further duties and authority as may be prescribed elsewhere in these bylaws or from time to time by the board of directors.

31. VICE PRESIDENTS. The vice presidents in the order of their seniority shall, in the absence, disability or inability to act of the chairman of the board, the vice chairman of the board, the chief executive officer and the president, perform the duties and exercise the powers of the chairman of the board, the vice chairman of the board, the chief executive officer and the president, and shall perform such other duties as the board of directors shall from time to time prescribe.

32. THE SECRETARY AND ASSISTANT SECRETARIES.

(a) The secretary shall, as requested by the board, attend all sessions of the board and except as otherwise provided for in these bylaws, all meetings of the shareholders, and shall record or cause to be recorded all votes taken and the minutes of all proceedings in a minute book of the corporation to be kept for that purpose. He or she shall perform like duties for the executive and other standing committees when requested by the board or such committee to do so.

(b) The secretary shall have the principal responsibility to give, or cause to be given, notice of all meetings of the shareholders and of the board of directors, but this shall not lessen the authority of others to give such notice as is authorized elsewhere in these bylaws.

(c) The secretary shall see that all books, records, lists and information, or duplicates, required to be maintained at the registered or home office of the corporation in Missouri, or elsewhere, are so maintained.

(d) The secretary shall keep in safe custody the seal of the corporation, and when duly authorized to do so shall affix the same to any instrument requiring it, and when so affixed, he or she shall attest the same by his or her signature.

(e) The secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in these bylaws or from time to time by the board of directors, the chairman of the board, chief executive officer or the president, under whose direct supervision he or she shall be.

(f) The secretary shall have the general duties, powers and responsibilities of a secretary of a corporation.

(g) The assistant secretaries, in the order of their seniority, in the absence, disability or inability to act of the secretary, shall perform the duties and exercise the powers of the secretary, and shall perform such other duties as the board may from time to time prescribe.

33. THE TREASURER AND ASSISTANT TREASURERS.

(a) The treasurer shall have the responsibility for the safekeeping of the funds and securities of the corporation, and shall deposit or cause to be deposited all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

(b) The treasurer shall disburse, or permit to be disbursed, the funds of the corporation as may be ordered, or authorized generally, by the board, and shall render to the chief executive officers of the corporation and the directors whenever they may require it, an account of all transactions as treasurer and of those under his or her jurisdiction, and of the financial condition of the corporation.

(c) The treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in these bylaws or from time to time by the board of directors.

(d) The treasurer shall have the general duties, powers and responsibility of a treasurer of a corporation.

(e) The assistant treasurers, in the order of their seniority, shall, in the absence, disability or inability to act of the treasurer, perform the duties and exercise the powers of the treasurer, and shall perform such other duties as the board of directors shall from time to time prescribe.

34. DUTIES OF OFFICERS MAY BE DELEGATED. If any officer of the corporation be absent or unable to act, or for any other reason that the board may deem sufficient, the board may delegate, for the time being, some or all of the functions, duties, powers and responsibilities of any officer to any other officer, or to any other agent or employee of the corporation or other responsible person, provided a majority of the whole board concurs therein.

SHARES OF STOCK

35. CERTIFICATES OF STOCK. The certificates for shares of stock of the corporation shall be numbered, shall be in such form as may be prescribed by the board of directors in conformity with law, and shall be entered into the stock books of the corporation as they are issued, and such entries shall show the name and address of the person, firm, partnership, corporation or association to whom each certificate is issued; provided that the corporation may, at its option, issue shares of stock which shall be uncertificated shares and not evidenced by certificates. Each certificate shall have printed, typed or written thereon the name of the person, firm, partnership, corporation or association to whom it is issued, and number of shares represented thereby and shall be signed by the president or a vice president, and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, and sealed with the seal of the corporation, which seal may be facsimile, engraved or printed. If the corporation has a registrar, a transfer agent, or a transfer clerk who actually signs such certificates, the signatures of any of the other officers above mentioned may be facsimile, engraved or printed. In case any such officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the corporation with the same

effect as if such officer were an officer at the date of its issue. Every holder of uncertificated shares is entitled to receive a statement of holdings as evidence of share ownership. Upon the request of any holder of uncertificated shares, the corporation shall also furnish such information as is required under Missouri law.

36. TRANSFERS OF SHARES, TRANSFER AGENT, REGISTRAR. Transfers of shares of stock shall be made on the books of the corporation only by the person named in the stock certificate or by his or her attorney lawfully constituted in writing, and upon surrender of the certificate therefor. The stock record books and other transfer records shall be in the possession of the secretary or of a transfer agent or clerk of the corporation. The corporation may from time to time appoint a transfer agent and if desired a registrar, under such arrangements and upon such terms and conditions as the corporation deems advisable; but until and unless the corporation appoints some other person, firm, or corporation as its transfer agent (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the secretary shall be the transfer agent or clerk of the corporation, without the necessity of any formal action of the board of directors and the secretary shall perform all of the duties thereof.

37. LOST CERTIFICATE. In the case of the loss or destruction of any outstanding certificate for shares of stock of the corporation, the corporation may issue a duplicate certificate (plainly marked "duplicate"), in its place, provided the registered owner thereof or his legal representatives furnish due proof of loss thereof by affidavit, and (if required by the board of directors, in its discretion) furnish a bond in such amount and form and with such surety as may be prescribed by the board. In addition, the board of directors may make any other requirements which it deems advisable.

38. CLOSING OF TRANSFER BOOKS. The board of directors shall have power to close the stock transfer books of the corporation for a period not exceeding seventy days preceding the date of any meeting of the shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or any effective date or change or conversion or exchange of capital stock; provided, however, that in lieu of closing the stock transfer books as aforesaid, the board of directors may fix in advance a date, not exceeding seventy days preceding the effective date of any of the above enumerated transactions, as a record date; and in either case such shareholders and only such shareholders as shall be shareholders of record on the date of closing the transfer books, or on the record date so fixed, shall be entitled to receive notice of any such transaction or to participate in any such transactions notwithstanding any transfer of any share on the books of the corporation after the date of closing the transfer books or such record date so fixed.

GENERAL

39. DIVIDENDS. Dividends upon the shares of stock of the corporation, subject to any applicable provisions of the Articles of Incorporation and of any applicable laws or statutes, may be declared by the board of directors at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of its stock and to the extent and in the manner provided by law.

40. CREATION OF RESERVES. Before the payment of any dividends, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of

directors from time to time, in their absolute discretion, think proper as a reserve fund or funds, to meet contingencies, or for equalizing dividends, or for repairing, or maintaining any property of the corporation, or for such other purposes as the board of directors shall think conducive to the interests of the corporation, and the board of directors may abolish any such reserve in the manner in which it was created.

41. FIXING OF CAPITAL, TRANSFERS OF SURPLUS. Except as may be specifically otherwise provided in the Articles of Incorporation, the board of directors is expressly empowered to exercise all authority conferred upon it or the corporation by any law or statute, and in conformity therewith, relative to:

(a) The determination of what part of the consideration received for shares of the corporation shall be capital;

(b) Increasing or reducing capital;

(c) Transferring surplus to capital or capital to surplus;

(d) Allocating capital to shares of a particular class of stock;

(e) The consideration to be received by the corporation for its shares; and

(f) All similar or related matters;

provided that any concurrent action or consent by or of the corporation and its shareholders required to be taken or given pursuant to law, shall be duly taken or given in connection therewith.

42. CHECKS, NOTES AND MORTGAGES. All checks, drafts, or other instruments for the payment, disbursement, or transfer of monies or funds of the corporation may be signed in its behalf by the treasurer of the corporation, unless otherwise provided by the board of directors. All notes of the corporation and any mortgages or other forms of security given to secure the payment of the same may be signed by the president who may cause to be affixed the corporate seal attested by the secretary or assistant secretary. The board of directors by resolution adopted by a majority of the whole board from time to time may authorize any officer or officers or other responsible person or persons to execute any of the foregoing instruments for and in behalf of the corporation.

43. FISCAL YEAR. The board of directors may fix and from time to time change the fiscal year of the corporation. In the absence of action by the board of directors, the fiscal year shall end each year on the same date which the officers of the corporation elect for the close of its first fiscal period.

44. TRANSACTIONS WITH RELATED PERSONS. The affirmative vote of at least a majority of the outstanding shares of the corporation entitled to vote on the matter and represented in person or by proxy at a meeting at which a quorum is present, unless a greater approval requirement is required by law, shall be required for the approval or authorization of any business transaction with a related person as set forth in the Articles of Incorporation in the manner provided therein.

45. DIRECTOR'S DUTIES; CONSIDERATION OF TENDER OFFERS. The board of directors shall have broad discretion and authority in considering and evaluating tender offers for the stock of this corporation. Directors shall not be liable for breach of their fiduciary duty to the shareholders merely because the board votes to accept an offer that is not the highest price per share, provided, that the directors act in good faith in considering collateral nonprice factors and the impact on constituencies other than the shareholders (i.e., effect on employees, corporate existence, corporate creditors, the community, etc.) and do not act in willful disregard of their duties to the shareholders or with a purpose, direct or indirect, to perpetuate themselves in office as directors of the corporation.

46. AMENDMENT OF BYLAWS.

(a) By Directors. The board of directors may make, alter, amend, change, add to or repeal these bylaws, or any provision thereof, at any time.

(b) By Shareholders. These bylaws may be amended, modified, altered, or repealed by the shareholders, in whole or in part, only at the annual meeting of shareholders or at the special meeting of shareholders called for such purpose, only upon the affirmative vote of the holders of at least a majority of the outstanding shares of stock of this corporation entitled to vote generally in the election of directors and represented in person or by proxy at a meeting at which a quorum is present.

Exhibit E

(See attached.)

From: Andreasen, Scott W <scott.andreasen@hrblock.com>
Sent: Wednesday, June 24, 2015 12:59 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: Shareholder Proposal - H&R Block Response
Attachments: Shareholder Proposal - HRB Response.PDF; 2015-06-18 Filed Form 8-K w Exhibit (A&R Bylaws).PDF

Mr. Chevedden,

I am sending this email on behalf of H&R Block, Inc. (the "Company") concerning the shareholder proposal and supporting statement (the "Proposal") submitted by Mr. James McRitchie and Ms. Myra Young through you on March 27, 2015. I believe you will be pleased to see that, as publicly disclosed in a Form 8-K filed with the SEC on June 18, 2015 (a copy of which is attached for reference), our Board of Directors has amended the Company's bylaws to implement proxy access. The key provisions included in the Company's proxy access bylaw provision are substantially consistent with the Proposal. Given that the purpose of the Proposal has been fulfilled, we request that you promptly withdraw the Proposal. Please respond to this email to confirm your withdrawal of the Proposal.

In the event we do not receive confirmation of your withdrawal of the Proposal, the Company intends to include the Proposal in its 2015 proxy materials. Accordingly, please find attached the Company's statement of opposition to the Proposal, which I am submitting on behalf of the Company pursuant to applicable SEC rules.

Please feel free to contact me via email or at (816) 854-3758 should you have any questions.

Sincerely,

Scott W. Andreasen

Vice President and Deputy General Counsel, Corporate Secretary and Chief Ethics Officer

H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com <mailto:scott.andreasen@hrblock.com>

From: Andreasen, Scott W <scott.andreasen@hrblock.com>
Sent: Tuesdav. Julv 07, 2015 3:07 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Proposal (HRB)

Mr. Chevedden:

Thank you for your email dated July 1, 2015, in which you posed several questions related to H&R Block's (the "Company") request for your withdrawal of the shareholder proposal and supporting statement (the "Proposal") submitted by Mr. James McRitchie and Ms. Myra Young through you on March 27, 2015. The purpose of this email is to fully respond to the questions set forth in your email. The Company values the input of its shareholders, and, given that we are among the first companies to adopt a proxy access bylaw provision, we appreciate this opportunity to engage in constructive dialogue with you. We believe that the Company's proxy access bylaw contains terms that are substantially similar to the proxy access bylaw requested in the Proposal, while also providing an appropriate balance between enhancing shareholder rights and protecting the interests of all of our shareholders.

Set forth below are our responses to the questions set forth in your email. For your convenience, I have set forth below the text of your questions in bold typeface followed by our responses thereto.

1. **According to the company proposal and the shareholder proposal, it appears that shareholders would be limited to nominating two directors, since both 1.8 and 2.25 round to two. But is this correct? It appears HRB's bylaws may round down to the nearest whole number. Please cite text in the bylaws that clarify this.**

Company Response:

Section 21(c) of the Company's Amended and Restated Bylaws (the "Bylaws") provides, in part, as follows (***emphasis added***):

> The maximum number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this section 21 but either are subsequently withdrawn or that the board of directors decides to nominate as Board Nominees) appearing in the corporation's proxy materials with respect to a meeting of shareholders shall not exceed 20 percent of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to section 20 (the "Final Proxy Access Nomination Date"), ***or if such amount is not a whole number, the closest whole number below 20 percent*** (the "Permitted Number"); provided, however, that the Permitted Number shall be reduced, but not below zero, by the number of such director candidates for which the corporation shall have received one or more valid notices that a shareholder (other than an Eligible Shareholder) intends to nominate director candidates pursuant to section 20; provided, further, that in the event that one or more vacancies for any reason occurs on the board of directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of shareholders and the board of directors resolves to reduce the size of the board of directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

As set forth above, Section 21(c) provides that the maximum number of Shareholder Nominees appearing in the Company's proxy materials shall not exceed 20 percent of the number of directors in office as of the Final Proxy Access Nomination Date, or if such amount is not a whole number, the closest whole number below 20 percent (referred to in the Bylaws as the "Permitted Number"). By comparison, Rule 14a-11 (the SEC's now-vacated rule that you cited in your email) would have provided similar mechanics for rounding the number down to the closest whole number.

While the Company's Board is currently comprised of nine directors, please note that the Company's Board has historically been comprised of ten directors (from 2006 until the Company's 2014 annual meeting), and the Company intends to restore the size of its Board to ten directors in connection with the 2015 annual meeting. In fact, the Company would be willing to accept your withdrawal of the Proposal even if it is conditioned on there being a total of ten directors nominated for election at the 2015 annual meeting. With ten directors, the Permitted Number would be two under Section 21(c), the same result as under the Proposal, which we believe eliminates the concern you noted in your email.

2. **Also what actually constitutes a member of a nominating group. For example, is BlackRock one member or do each of its mutual funds count as separate members? Again, a citation to bylaw text would help to clarify this.**

Company Response:

Section 21 of the Bylaws, like Rule 14a-11, doesn't define the conduct or circumstances under which Eligible Shareholders will be deemed to be acting as a group. Presumably, the Company would rely, in part, on the Eligible Shareholders' certifications in their Schedule 14N and notices and statements delivered pursuant to Section 21(d) of the Bylaws (each of which require disclosure as to whether the Eligible Shareholders are acting as a group), as supplemented by existing SEC rules, interpretations and case law (*i.e.*, whether such Eligible Shareholders are acting pursuant to any agreement to act together under Rule 13d-5(b)). With respect to the specific question regarding funds like BlackRock, note that Section 21(d) provides, in part, that, "a group of funds under common management and investment control shall be treated as one shareholder or person" for purposes of determining whether Eligible Shareholders own the required shares to be eligible to include Shareholder Nominees in the Company's proxy materials pursuant to Section 21.

3. **Rule 14a-11 denied access to any shareholder who has a direct or indirect agreement with the company regarding his or her nomination. Is that covered in the amendments H&R Block filed? If so where?**

Company Response:

The Company's Bylaws do not contain any prohibitions on direct or indirect agreements with the Company regarding the nominations of Shareholder Nominees. Although Rule 14a-11 included a general prohibition on such agreements, the Company's Bylaws do not take such an approach. The Company's Bylaws do require certain representations and agreements from Shareholder Nominees. For example, Section 20(c)(i) requires the following:

> (11) a written representation and agreement (in the form provided by the secretary upon written request) that the Shareholder Nominee (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the Shareholder Nominee, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (ii) any Voting Commitment that could limit or interfere with the Shareholder Nominee's ability to comply, if elected as a director of the corporation, with the Shareholder Nominee's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, including, without limitation, any right or expectation of receiving any compensation to be paid to the Shareholder Nominee by anyone other than the corporation in connection with or arising out of the Shareholder Nominee's service as a director or willingness to serve as a director, and (c) in the Shareholder Nominee's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement[.]

Accordingly, unlike Rule 14a-11, a settlement between the Company and an Eligible Shareholder regarding a Shareholder Nominee would not limit that Eligible Shareholder's ability to submit Shareholder Nominees for that shareholder meeting or future meetings.

4. **How do the bylaws address timely filings from competing groups nominating more in total than the maximum? Can you cite bylaw text to clarify this.**

Company Response:

Section 21(c) of the Bylaws provides, in part, as follows:

> In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this section 21 exceeds the Permitted Number, promptly upon notice from the corporation, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in the order of the amount (largest to smallest) of shares of the corporation's capital stock each Eligible Shareholder disclosed as owned in the written notice of the nomination submitted to the corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

As set forth above, Section 21(c) provides that the Company will be required to include in its proxy materials the Shareholder Nominees of the Eligible Shareholders with the highest qualifying voting power percentage up to the Permitted Number. This approach is consistent with that of Rule 14a-11.

* * *

In conclusion, we believe that the key provisions included in the Company's proxy access bylaw provision are substantially consistent with the Proposal. In particular, the Company intends to increase the size of its Board to ten directors in connection with its 2015 annual meeting, after which Eligible Shareholders will be allowed to nominate up to a maximum of two directors under Section 21(c) of the Bylaws – the same result as under the Proposal. Given that the purpose of the Proposal has been fulfilled, we again request that you promptly withdraw the Proposal. Please respond to this email to confirm your withdrawal of the Proposal. As previously noted in response to your question, we would appreciate receiving your confirmation no later than July 9, 2015 in order to facilitate the preparation of materials to present to our Board prior to its upcoming review and approval of our proxy statement.

In the event we do not receive confirmation of your withdrawal of the Proposal, the Company intends to include the Proposal in its 2015 proxy materials, along with the Company's statement of opposition to the Proposal, a copy of which I previously provided to you pursuant to applicable SEC rules.

We would appreciate your prompt response and withdrawal in order to save expenses for the benefit of all our shareholders. Please feel free to contact me via email or at (816) 854-3758 should you have any questions.

Sincerely,

Scott W. Andreasen
Vice President and Deputy General Counsel, Corporate Secretary and Chief Ethics Officer



H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com

NOTICE: This e-mail (and any attachments) may be confidential, proprietary or subject to the attorney/client privilege. It is for the sole use of the intended recipient(s) and any use or disclosure by others is prohibited. If you are not the intended recipient(s), please notify the sender by return e-mail and delete all copies of this e-mail (and any attachments).

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Wednesday, July 01, 2015 9:30 PM
To: Andreasen, Scott W
Subject: Proposal (HRB)

Mr. Andreasen,
According to the company proposal and the shareholder proposal, it appears that shareholders would be limited to nominating two directors, since both 1.8 and 2.25 round to two. But is this correct? It appears HRB's bylaws may round down to the nearest whole number. Please cite text in the bylaws that clarify this.

Also what actually constitutes a member of a nominating group. For example, is BlackRock one member or do each of its mutual funds count as separate members? Again, a citation to bylaw text would help to clarify this.

Rule 14a-11 denied access to any shareholder who has a direct or indirect agreement with the company regarding his or her nomination. Is that covered in the amendments H&R Block filed? If so where?

How do the bylaws address timely filings from competing groups nominating more in total than the maximum? Can you cite bylaw text to clarify this.

Thank you.
John Chevedden
cc: James McRitchie

From: Andreasen, Scott W <scott.andreasen@hrblock.com>
Sent: Thursday, July 09, 2015 6:10 PM
To: ***FISMA & OMB MEMORANDUN M-07-16***
Subject: RE: Rule 14a-8 Proposal (HRB)

Mr. Chevedden,

This email acknowledges receipt of your email below, in which you (on behalf of the shareholder proponents, James McRitchie and Myra Young) agreed to withdraw the previously-submitted shareholder proposal concerning proxy access. Thus, this email also confirms H&R Block's intent to not include your previously-submitted proposal in our 2015 proxy statement based on your withdrawal commitment.

Thank you for your prompt response to our withdrawal request. As indicated previously, we value the input of our shareholders and appreciate the opportunity to engage in dialogue with you on this matter.

Sincerely,

Scott W. Andreasen
Vice President and Deputy General Counsel, Corporate Secretary and Chief Ethics Officer

H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com

NOTICE: This e-mail (and any attachments) may be confidential, proprietary or subject to the attorney/client privilege. It is for the sole use of the intended recipient(s) and any use or disclosure by others is prohibited. If you are not the intended recipient(s), please notify the sender by return e-mail and delete all copies of this e-mail (and any attachments).

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Wednesday, July 08, 2015 10:24 PM
To: Andreasen, Scott W
Subject: Rule 14a-8 Proposal (HRB)

Mr. Andreasen,
This is to withdraw the rule 14a-8 proposal based on all the related company representations and based on the company nominating 10 directors in 2015.
Sincerely,
John Chevedden
cc: James McRitchie
Myra K. Young